     As filed with the Securities and Exchange Commission on June 21, 1999

                                                     Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     under
                          THE SECURITIES ACT OF 1933

                                --------------

                             ACXIOM(R) CORPORATION
              (Exact name of registrant as specified in charter)

               Delaware                              71-0581897
     (State or other jurisdiction                 (I.R.S. Employer
   of incorporation or organization)             Identification No.)

                               1 Information Way
                          Little Rock, Arkansas 72202
                                (501) 342-1000
              (Address, including zip code and telephone number,
                including area code, of registrant's principal
                              executive offices)

                               Charles D. Morgan
                              Acxiom Corporation
                               1 Information Way
                          Little Rock, Arkansas 72202
                                (501) 342-1000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:
            Paul B. Benham                        Thomas J. Murphy
       Friday, Eldredge & Clark                McDermott, Will & Emery
  400 West Capitol Avenue, Suite 2000          227 West Monroe Street
   Little Rock, Arkansas 72201-3493         Chicago, Illinois 60606-5096
            (501) 370-1517                         (312) 372-2000

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

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                        CALCULATION OF REGISTRATION FEE
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                                                                                  Proposed
                                                                   Proposed       maximum
                                                                   maximum       aggregate      Amount of
Title of each class of securities to be           Amount to be  offering price    offering     Registration
registered                                         registered    per unit(1)      price(1)        Fee(2)
-----------------------------------------------------------------------------------------------------------
Common Stock ($0.10 Par Value)..................  2,390,076(3)     $28.9375     $69,162,842      $19,228
-----------------------------------------------------------------------------------------------------------

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(1) Calculated pursuant to Rule 457(c) on the basis of the average of the high and low reported sales prices on the Nasdaq National Market System on June 17, 1999.
(2) As set forth below, an additional 3,921,000 shares of the registrant's common stock are being carried forward to this registration statement pursuant to Rule 429. A filing fee of $9,480 was previously paid in connection with the prior registration statements.
(3) Includes 800,000 shares which the underwriters have the right to purchase to cover over-allotments.

                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

   Pursuant to Rule 429, the prospectus filed as a part of this registration statement is being filed as a combined prospectus with respect to 3,921,000 shares of the registrant's common stock remaining unsold under Registration Statements 33-63431 and 333-08011.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued June 21, 1999

                                5,511,076 Shares
                                     [LOGO]
                             Acxiom(R) Corporation
                                  Common Stock

                                 ------------

  Acxiom(R) Corporation is selling 1,500,000 shares of Acxiom common stock and the selling stockholders, as described on page 27, are selling 4,011,076 shares of Acxiom common stock. Acxiom will not receive any proceeds from the sale of shares by the selling stockholders.

  Our common stock is quoted on the Nasdaq Stock Market under the symbol "ACXM." On June 17, 1999, the closing sale price of our common stock was $28 5/8 per share.

              Investing in the Common Stock involves certain risks.
                     See "Risk Factors" beginning on page 4.

                                                                Per
                                                               Share    Total
                                                              -------- --------
Public Offering Price........................................ $        $
Underwriting Discount........................................ $        $
Proceeds to Acxiom........................................... $        $
Proceeds to the Selling Stockholders......................... $        $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

  Acxiom has granted an option to the underwriters to purchase a maximum of 800,000 shares of common stock from Acxiom within 30 days following the date of this prospectus to cover over-allotments.

  The underwriters are severally underwriting the shares of common stock being offered. The underwriters expect to deliver the shares to purchasers in New
York, New York, on        , 1999.

                                 ------------

                              Joint Lead Managers

ABN AMRO Rothschild             Merrill Lynch & Co.         Salomon Smith Barney
a division of ABN AMRO Incorporated
                                 ------------

   William Blair & Company                PaineWebber Incorporated

    Robert W. Baird & Co.                      Stephens Inc.
        Incorporated




                The date of this Prospectus is          , 1999.

        [Chart depicting Acxiom's key assets and market opportunities.]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    4
Recent Developments.......................................................    5
Use of Proceeds...........................................................    5
Price Range of Common Stock and Dividends.................................    6
Capitalization............................................................    6
Selected Supplemental Consolidated Financial Data.........................    7
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    8
Business..................................................................   13
Management................................................................   25
Selling Stockholders......................................................   27
Underwriting..............................................................   28
Legal Matters.............................................................   29
Experts...................................................................   29
Where You Can Find More Information.......................................   30
Index to Supplemental Consolidated Financial Statements...................  F-1

                               ----------------

   As used in this prospectus, references to "we," "our," "us" and "Acxiom" refer to Acxiom Corporation, its consolidated subsidiaries and its predecessors and not to the underwriters or to the selling stockholders. The term "common stock" means Acxiom's common stock, par value $0.10 per share.

   This prospectus contains forward-looking statements, primarily in the sections captioned "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. They are based on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described below, changes in the economy or the industry in general, and other unanticipated events that may prevent us from competing successfully in existing or new markets, and hinder our ability to manage our growth effectively.

   Our principal executive office is located at 1 Information Way, Little Rock, Arkansas 72202 and our telephone number is 501-342-1000. We maintain a World Wide Web site at www.acxiom.com. Information contained on our Web site does not constitute part of this prospectus.

   Except as otherwise noted, all information in this prospectus has been restated to give effect to the May 1999 acquisition of Computer Graphics of Arizona, Inc. which has been accounted for as a pooling of interests and assumes no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

   This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before deciding to invest in shares of our common stock. The other information is important, so you should read the entire prospectus carefully.

                                     ACXIOM

   We are a global leader in providing comprehensive information management solutions using customer, consumer and business data. Our products and services enable our clients to use information to improve business decision-making and effectively manage existing and prospective customer relationships. We believe that we offer our clients the most technologically advanced, accurate and timely solutions available. Our solutions are customized to the specific needs of our clients and the industries in which they operate.

   We target organizations that view data as a strategic competitive advantage and an integral component of business decision-making. Historically, our client base has primarily been Fortune 1000 companies in the financial services, insurance, information services, publishing, retail and telecommunications industries. Current clients include AT&T, ADP, Advance Publications, Allstate, Bank of America, Citibank, General Electric, GTE, IBM, Prudential, Sears, Trans Union and Wal-Mart. More recently, our industry focus has expanded to include the pharmaceuticals/healthcare, e-commerce, Internet, utilities, automotive, technology, packaged goods and media/entertainment industries. Representative clients in these new industries include 3Com, DaimlerChrysler, Procter & Gamble, Searle, Bristol-Myers Squibb, Novell and Netscape.

   Our primary development initiative over the past two years has been the Acxiom Data NetworkSM and its related linking technology. The Acxiom Data Network is a web-enabled technology that allows us to cost effectively provide our clients with real-time desktop access to actionable information over the Internet and via private networks. We expect that the ease of use and low cost delivery of the Acxiom Data Network will allow us to extend our scope of services in the existing markets we serve and expand our client base to include the middle market and small office/home office companies seeking customer relationship management solutions.

   We have increased revenue from $499 million in fiscal year 1997 to $754 million in fiscal year 1999, representing a compound annual growth rate of 22.9%. Over the same time period our diluted earnings per share has increased from $0.49 to $0.78 (excluding special charges), representing a compound annual growth rate of 26.2%. Also during this time period, our operating profit margin (excluding special charges) has improved from 13.7% in 1997 to 15.6% in 1999. In fiscal year 1999, approximately 51% of total revenue was under long-term contracts with initial terms of three years or longer.

Information Services Industry

   We believe the following trends and dynamics in the information services industry will provide us growth opportunities:

  .  Increasing recognition of data as a competitive resource

  .  Increasing amount of raw data to manage

  .  Growth of the Internet and e-commerce

  .  Evolution of one-to-one marketing

  .  Growth in technology partnering

Competitive Strengths

   We intend to reinforce our position as a leading provider of information management solutions by capitalizing on our competitive strengths which include:

  .  Ability to build and manage large-scale databases

  .  Accurate and comprehensive data content

  . Industry-leading customer relationship management technology: the Acxiom Data Network

  .  Comprehensive information management services

  .  Ability to attract and retain talent

Growth Strategy

   Using our competitive strengths, we are pursuing the following strategic initiatives:

  .  Leverage the Acxiom Data Network

  .  Further penetrate existing and new client industries

  .  Expand data content

  .  Capture cross-selling opportunities

  .  Pursue international opportunities

  .  Seek acquisitions and alliances that complement or expand our business

                                  THE OFFERING

   The following information is based on 82,995,032 shares outstanding at June 7, 1999. This number excludes 13,317,762 shares of common stock issuable upon exercise of stock options outstanding on June 7, 1999 at a weighted average exercise price of $13.54 per share and 2,451,296 shares of common stock reserved for future issuance under our stock option plans and employee stock purchase plan. This number also excludes 376,800 shares of common stock issuable upon exercise of warrants outstanding on June 7, 1999 at a weighted average exercise price of $21.38 per share.

 Common stock offered by Acxiom...............  1,500,000 shares

 Common stock offered by selling stockholders.  4,011,076 shares

 Common stock to be outstanding after the
  offering....................................  84,495,032 shares

 Use of proceeds..............................  We will use the proceeds from our sale of shares to reduce
                                                the outstanding balance on our
                                                revolving credit facility. We
                                                will not receive any proceeds
                                                from the sale of shares by the
                                                selling stockholders.

 Risk Factors.................................  For a discussion of certain risks you should consider
                                                before investing in the shares,
                                                see "Risk Factors" on page 4.

 Nasdaq Stock Market symbol...................  ACXM

                SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

   The following summary supplemental consolidated financial data gives retroactive effect to our acquisitions of Computer Graphics on May 28, 1999, and May & Speh on September 17, 1998, both of which were accounted for by the pooling-of-interests accounting method.

                                                  Fiscal Years Ended March 31,
                                                  ------------------------------
                                                  1999(/1/)  1998(/2/)    1997
                                                  ---------  ---------  --------
                                                   (in thousands, except per
                                                          share data)
Statement of Operations Data:
Revenue.......................................... $754,057   $592,329   $499,232
Operating costs and expenses.....................  755,441    511,420    431,026
Income (loss) from operations....................   (1,384)    80,909     68,206
Net earnings (loss)..............................  (15,142)    47,155     38,944
Basic earnings (loss) per share..................    (0.19)      0.64       0.55
Diluted earnings (loss) per share................    (0.19)      0.58       0.49
Weighted average shares outstanding..............   77,840     74,070     71,150
Weighted average shares outstanding, including
 common share equivalents........................   77,840     82,780     79,936

Operating and Other Data(/3/):
Income from operations........................... $117,363   $ 85,609   $ 68,206
Income from operations as a percentage of
 revenues........................................     15.6%      14.5%      13.7%
Basic earnings per share......................... $   0.86   $   0.68   $   0.55
Diluted earnings per share.......................     0.78       0.61       0.49
Cash provided from operating activities..........   88,796     70,188     44,156
Percentage of revenue under long-term contracts..       51%        53%        51%

                                                              March 31, 1999
                                                          ----------------------
                                                                        As
                                                           Actual  Adjusted(/4/)
                                                          -------- -------------
Balance Sheet Data:
Cash and marketable securities........................... $ 12,604
Current assets...........................................  301,999
Working capital..........................................  134,084
Total assets.............................................  889,800
Long-term debt, including current installments...........  348,578
Total stockholders' equity...............................  357,773

--------
(1) For the fiscal year ended March 31, 1999, operating expenses include special charges of $118.7 million related to merger and integration charges associated with the May & Speh merger and the write-down of other impaired assets.
(2) For the fiscal year ended March 31, 1998, operating expenses include special charges of $4.7 million related to May & Speh severance costs.
(3) Excludes special charges of $4.7 million for fiscal year ended March 31, 1998, and $118.7 million for fiscal year ended March 31, 1999.
(4) Gives effect to the common stock to be offered by Acxiom in this offering and the application of the estimated net proceeds as described under "Use of Proceeds."

                                 RISK FACTORS

   You should carefully consider the risks described below before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

   The risks described below are not the only ones we face. Our business operations could also be impaired by additional risks and uncertainties that are not presently known to us, or that we currently consider immaterial.

   Legislation relating to consumer privacy may affect our ability to collect and use data

   There could be a material adverse impact on our direct marketing and data sales business due to the enactment of legislation or industry regulations arising from public concern over consumer privacy issues. Restrictions could be placed upon the collection and use of information that is currently legally available, in which case our cost of collecting some kinds of data might be increased materially. It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect our ability to meet our clients' requirements.

   Data suppliers might withdraw data from us, leading to our inability to provide products and services

   We could suffer a material adverse effect if owners of the data we use were to withdraw the data from us. Data providers could withdraw their data from us if there is a competitive reason to do so or if legislation is passed restricting the use of the data. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted which could result in decreased revenues, net income and earnings per share.

   Failure to attract and retain qualified technical personnel could adversely affect our business

   Competition for qualified technical and other personnel is intense, and we periodically are required to pay premium wages to attract and retain personnel. There can be no assurance that we will be able to continue to hire and retain sufficient qualified management, technical, sales and other personnel necessary to conduct our operations successfully, particularly if the planned growth of our business occurs.

   Short-term contracts affect predictability of our revenues

   While approximately 51% of our total revenue is currently derived from long-term client contracts (defined as contracts with initial terms of three years or longer), the remainder is not. With respect to that portion of our business which is not under long-term contract, revenues are less predictable, and we must consequently engage in continual sales efforts to maintain revenue stability and future growth.

   We must continue to improve and gain market acceptance of our technology to remain competitive and grow

   Maintaining technological competitiveness in our data products, processing functionality, software systems and services is key to our continued success. Our ability to continually improve our current processes and to develop and introduce new products and services, such as the Acxiom Data Network, is essential in order to maintain our competitive position and meet the increasingly sophisticated requirements of our clients. If we fail to do so, we could lose clients to current or future competitors which could result in decreased revenues, net income and earnings per share. In addition, failure to gain market acceptance of our new products and services, including the Acxiom Data Network, could adversely affect our growth.

   Year 2000 problems could affect our ability to deliver products and services

   Many computer systems and instruments were designed to only recognize the last two digits of the calendar year. With the arrival of the Year 2000, these systems may encounter operating problems due to their inability to correctly distinguish years after 1999. We believe that with modifications to existing software and conversions to new software the Year 2000 issue can be mitigated. However, the systems of vendors on whom we rely may not be converted in a timely fashion or a vendor or customer may fail to convert its systems to be Year 2000-ready which could materially adversely impact our ability to deliver products and services to our clients.

   Loss of data center capacity or interruption of telecommunication links could adversely affect our business

   Our ability to protect our data centers against damage from fire, power loss, telecommunications failure or other disasters is critical to our future. The on-line services we provide are dependent on links to telecommunication providers. We believe we have taken reasonable precautions to protect our data centers and telecommunication links from events that could interrupt our operations. Any damage to our data centers or any failure of our telecommunication links that causes interruptions in our operations could materially adversely affect our ability to meet our clients' requirements, which could result in decreased revenues, net income and earnings per share.

   The failure to favorably negotiate or effectively integrate acquisitions could adversely affect our business

   Our growth strategy currently includes growth through acquisitions. While we believe we have been successful in implementing this strategy during the past three years, there is no certainty that future acquisitions will be consummated on acceptable terms or that any acquired assets, data or businesses will be successfully integrated into our operations. Our failure to identify appropriate acquisition candidates, to negotiate favorable terms for future acquisitions, or to integrate them in our operations could result in decreased revenues, net income and earnings per share.

   Postal rate increases could lead to reduced volume of business

   The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. Any future increases will, in our opinion, force direct mailers to mail fewer pieces and to target their prospects more carefully. This sort of response by direct mailers could affect us by decreasing the amount of processing services purchased from us, which could result in lower revenues, net income and earnings per share.

                              RECENT DEVELOPMENTS

   On May 28, 1999, Acxiom acquired Computer Graphics of Arizona, Inc. and all of its affiliated companies in a stock-for-stock merger. The acquired companies provide computer-based information management services with a focus on direct marketing as well as other related data-based products. The transaction was accounted for as a pooling of interests. The supplemental consolidated financial statements included in this prospectus are restated to give effect to this transaction.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 1,500,000 shares of common stock that we are selling in this offering will be approximately $
million ($       million if the underwriters exercise in full their over-
allotment option). Our estimate is based on an assumed public offering price of
$  .   per share and reflects the deduction of the estimated underwriters'
discount and offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

   We expect to use the net proceeds to reduce the outstanding balance on our revolving credit facility of which approximately $139.9 million was outstanding as of June 17, 1999. The facility currently bears interest at the rate of approximately 6.0% per annum and expires on January 31, 2003. To the extent that the outstanding balance of this facility is reduced, that amount will be available for acquisitions, working capital and other general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   The following table shows for the periods indicated the high and low closing sales prices of our common stock as reported on the Nasdaq Stock Market.

      Fiscal Year Ended                                         High      Low
      -----------------                                       -------- ---------
      March 31, 1997:
        First Quarter........................................ $17 5/8  $12 3/8
        Second Quarter.......................................  20 9/16  16 3/8
        Third Quarter........................................  24 5/8   18 3/4
        Fourth Quarter.......................................  22 7/8   14 3/8
      March 31, 1998:
        First Quarter........................................ $20 1/2  $12 1/8
        Second Quarter.......................................  21 1/8   17 5/16
        Third Quarter........................................  19 1/4   15 1/8
        Fourth Quarter.......................................  25 5/8   17
      March 31, 1999:
        First Quarter........................................ $25 5/8  $20 1/8
        Second Quarter.......................................  28 1/8   20
        Third Quarter........................................  31       16 5/8
        Fourth Quarter.......................................  29 5/8   21 15/16
      March 31, 2000:
        First Quarter (through June 17, 1999)................ $29 3/8  $23

   The common stock is listed on the Nasdaq Stock Market under the symbol "ACXM." The closing sales price of our common stock on June 17, 1999 was $28 5/8 per share.

   We have never paid cash dividends on our common stock. We presently intend to retain earnings to provide funds for our business operations and expansion. Thus, we do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization at March 31, 1999 on a supplemental basis giving effect to our acquisition of Computer Graphics and as adjusted to reflect the sale of 1,500,000 shares of common stock offered by us in this offering and the application of the estimated net proceeds as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Supplemental Consolidated Financial Statements and related notes included elsewhere in this prospectus.

                                                             March 31, 1999
                                                        ------------------------
                                                        Supplemental As Adjusted
                                                        ------------ -----------
                                                             (in thousands)
      Long-term debt, including current installments..    $348,578
      Stockholders' equity:
        Common stock, $0.10 par value per share,
         200,000,000 shares authorized; 81,064,416
         shares issued and 82,564,416 shares issued,
         as adjusted..................................       8,106
        Additional paid-in capital....................     186,011
        Retained earnings.............................     167,013
        Accumulated other comprehensive income (loss).        (324)
        Treasury stock, at cost; 732,271 shares.......      (3,033)
                                                          --------
          Total stockholders' equity..................     357,773
                                                          --------       ---
            Total capitalization......................    $706,351
                                                          ========       ===

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

   The following selected supplemental consolidated financial data gives retroactive effect to our acquisitions of Computer Graphics on May 28, 1999, and May & Speh on September 17, 1998, both of which were accounted for by the pooling-of-interests accounting method. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Supplemental Consolidated Financial Statements and related notes and other financial information included elsewhere or incorporated by reference in this prospectus. This data is derived from our audited supplemental consolidated financial statements.

                                                    Fiscal Years Ended March
                                                              31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                   (in thousands, except per
                                                          share data)
Statement of Operations Data:
Revenue..........................................  $754,057  $592,329  $499,232
Operating costs and expenses:
  Salaries and benefits..........................   283,659   219,339   178,684
  Computer, communications and other equipment...   111,876    87,529    77,631
  Data costs.....................................   111,395    93,382    80,758
  Other operating costs and expenses.............   129,764   106,470    93,953
  Special charges(/1/)...........................   118,747     4,700       --
                                                   --------  --------  --------
    Total operating costs and expenses...........   755,441   511,420   431,026
                                                   --------  --------  --------
Income (loss) from operations....................    (1,384)   80,909    68,206
                                                   --------  --------  --------
Other income (expense)
  Interest expense...............................   (17,393)  (10,091)   (5,840)
  Other, net.....................................     6,478     4,402       183
                                                   --------  --------  --------
Earnings (loss) before income taxes..............   (12,299)   75,220    62,549
Income taxes.....................................     2,843    28,065    23,605
                                                   --------  --------  --------
Net earnings (loss)..............................  $(15,142) $ 47,155  $ 38,944
                                                   ========  ========  ========
Basic earnings (loss) per share..................  $  (0.19) $   0.64  $   0.55
                                                   ========  ========  ========
Weighted average shares outstanding..............    77,840    74,070    71,150
                                                   ========  ========  ========
Diluted earnings (loss) per share................  $  (0.19) $   0.58  $   0.49
                                                   ========  ========  ========
Weighted average shares outstanding, including
 common share equivalents........................    77,840    82,780    79,936
                                                   ========  ========  ========
Operating and Other Data(/2/):
Income from operations...........................  $117,363  $ 85,609  $ 68,206
Income from operations as a percentage of
 revenue.........................................      15.6%     14.5%     13.7%
Basic earnings per share.........................  $   0.86  $   0.68  $   0.55
Diluted earnings per share.......................      0.78      0.61      0.49
Cash provided from operating activities..........    88,796    70,188    44,156
Percentage of revenue under long-term contracts..        51%       53%       51%
                                                           March 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
Balance Sheet Data:
Cash and marketable securities...................  $ 12,604  $129,446  $ 35,305
Current assets...................................   301,999   294,704   150,805
Working capital..................................   134,084   210,503    96,761
Total assets.....................................   889,800   681,634   419,788
Long-term debt, including current installments...   348,578   264,706   119,309
Total stockholders' equity.......................   357,773   308,225   237,606

--------
(1) For the fiscal year ended March 31, 1998, includes special charges related to May & Speh severance costs. For the fiscal year ended March 31, 1999, includes special charges related to merger and integration charges associated with the May & Speh merger and the write down of other impaired assets.
(2) Excludes special charges of $4.7 million for the fiscal year ended March 31, 1998, and $118.7 million for the fiscal year ended March 31, 1999.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   On May 26, 1998, we entered into a merger agreement with May & Speh, Inc. May & Speh, headquartered in Downers Grove, Illinois, provides computer-based information management services with a focus on direct marketing and information technology outsourcing services. The merger, which was completed September 17, 1998, has been accounted for as a pooling of interests. Accordingly, our consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. See note 2 to the Supplemental Consolidated Financial Statements for a more detailed discussion of the merger transaction.

   On May 28, 1999, Acxiom acquired Computer Graphics and all of its affiliated companies in a stock-for-stock merger. The acquired companies provide computer-based information management services with a focus on direct marketing as well as other related data-based products. The transaction was accounted for as a pooling of interests. The Supplemental Consolidated Financial Statements included elsewhere in this Prospectus have been restated to reflect this transaction. See note 2 to the Supplemental Consolidated Financial Statements for a more detailed discussion of the merger transactions.

Results of Operations

   For the fiscal year ended March 31, 1999, we recorded the highest annual revenue, earnings, and earnings per share in our history, excluding the special charges discussed more fully below. Consolidated revenue was a record $754.1 million in 1999, up 27% from 1998. For fiscal 1998, revenue growth was 19% over the previous year.

   In 1999 and 1998 we had one major customer who accounted for more than 10% of revenue, and in 1997 we had two major customers who accounted for more than 10% of revenue. Allstate accounted for 10.9%, 12.6%, and 13.6% in 1999, 1998 and 1997, respectively, and Trans Union accounted for 11.3% in 1997. The Trans Union data center management agreement and marketing services agreement both expire in 2005. The Allstate agreement has been extended and now expires in 2004. Revenues under long term contracts (defined as contracts having an initial term of three years or longer) were 51%, 53%, and 51% of consolidated revenues for 1999, 1998 and 1997, respectively.

   The following table shows our revenue by business segment for each of the years in the three-year period ended March 31, 1999 and the percentage changes between years (dollars in millions):

                                                                      1998  1997
                                                                       to    to
                                               1999    1998    1997   1999  1998
                                              ------  ------  ------  ----  ----
      Services............................... $444.0  $331.7  $274.8  +34%  +21%
      Data Products..........................  186.7   155.2   135.4  +20   +15
      Information Technology Management......  164.5   128.4   109.5  +28   +17
      Intercompany eliminations(/1/).........  (41.1)  (23.0)  (20.5) +79   +12
                                              ------  ------  ------
                                              $754.1  $592.3  $499.2  +27   +19
                                              ======  ======  ======

--------
(1) Represents Data Products sold to the Services segment customers.

   The Services segment, the Company's largest segment, provides data warehousing, database management, list processing and consulting services to large corporations in a number of industries. Revenue growth for this segment has been strong, with fiscal 1999 growing 34% over the previous year after a 21% increase in 1998. This performance has been fueled by a business trend to develop data warehouses to implement customer relationship management applications and one-to-one marketing initiatives for our clients.

   The Data Products segment provides data content, primarily in support of our customers' direct marketing activities. Revenue growth for this segment in fiscal 1999 grew 20% over the previous year after a 15% increase in 1998. One of the channels for the Data Products segment is the customers of the Services segment. For internal reporting purposes, these revenues are included in both segments and then adjusted within the intercompany elimination. As evidenced by the intercompany eliminations in the previous table, revenues from customers of the Services segment grew strongly in 1999, increasing 79% over the prior year after a 12% increase in 1998.

   The Information Technology Management segment reflects outsourcing services, primarily in the areas of data center, client/server and network management. Revenue growth for this segment in fiscal 1999 grew 28% over the previous year after a 17% increase in 1998. This segment is experiencing strong growth as a result of a trend towards business process outsourcing due to increased complexity and changes in technology. Growth in this segment was fueled by increases of 48% and 35% for May & Speh's outsourcing business in 1999 and 1998, respectively.

   The following table presents operating expenses for each of the years in the three-year period ended March 31, 1999 and the percentage change between years (dollars in millions):

                                                                1998 to 1997 to
                                            1999   1998   1997   1999    1998
                                           ------ ------ ------ ------- -------
      Salaries and benefits............... $283.7 $219.3 $178.7   +29%    +23%
      Computer, communications and other
       equipment..........................  111.9   87.5   77.6   +28     +13
      Data costs..........................  111.4   93.4   80.8   +19     +16
      Other operating costs and expenses..  129.7  106.5   93.9   +22     +13
      Special charges.....................  118.7    4.7     --    NM      NM
                                           ------ ------ ------
                                           $755.4 $511.4 $431.0   +48     +19
                                           ====== ====== ======

   Salaries and benefits increased by 29% from 1998 to 1999 and by 23% from 1997 to 1998 principally due to increased headcount to support the growth of the business and merit increases, combined with increases in incentive compensation, new outsourcing business, and the impact of acquisitions during the year.

   Computer, communications and other equipment costs increased 28% from 1998 to 1999, after rising 13% from 1997 to 1998. The increases in 1999 and 1998 reflect depreciation on capital expenditures and amortization of software cost expenditures made to accommodate business growth. In 1998, the percentage increase was lessened due to the Trans Union pass-through expenses recorded in 1997.

   Data costs grew 19% in 1999 and 16% in 1998. These costs are a direct result of growth in the Data Products segment and increased data purchases under our contract with Allstate.

   Other operating costs and expenses increased by 22% in 1999. Facilities costs increased $5.5 million, primarily due to a new building in Downers Grove, Illinois. Outside services and temporary help costs increased $8.7 million, primarily to support growth in new Information Technology Management outsourcing contracts. The remainder of the increase was in office supplies, travel and entertainment expenses, and advertising, offset by a decrease in cost of sales for client/server equipment of $3.6 million. In total, the percentage increase in other operating costs and expenses was less than the percentage increase in revenue. Other operating costs and expenses increased 13% in 1998. The increase is primarily attributable to acquisitions, client/server sales noted above, an increase in bad debt expense, and volume-related increases, somewhat reduced by the impact of the sale of the Pro CD retail and direct marketing unit.

   In the second and third quarters of fiscal 1999, we recorded special charges which totaled $118.7 million. These charges were merger and integration expenses associated with the May & Speh merger and the write down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs, $8.1 million in associate-related reserves, $48.5 million in contract termination costs, $11.5 million for the write down of software, $29.3 million for the write down of property and equipment, $7.8 million for the write down of goodwill and other assets, and $2.8 million in other accruals. See note 2 to the Supplemental Consolidated Financial Statements for further information about the special charges. In 1998, May & Speh recorded a $4.7 million special charge, primarily for severance costs.

   Total spending on capitalized software and research and development expense was $36.3 million in 1999, compared to $35.1 million in 1998 and $23.7 million in 1997. Research and development expense was $17.8 million, $13.7 million, and $13.0 million for 1999, 1998, and 1997, respectively.

   Excluding the effect of the special charges on both years, income from operations would have been $117.4 million in 1999, an increase of 37% over the income from operations of $85.6 million in 1998. Income from operations in 1998 would have reflected an increase of 26% over 1997. The operating margin for 1999, 1998, and 1997 would have been 15.6%, 14.5%, and 13.7%, respectively.
Operating margins for the Services and
Information Technology Management segments are generally higher than that of the Data Products segment. For fiscal 1999, operating margins were 20.4%, 8.2%, and 21.2% for the Services, Data Products, and Information Technology Management segments, respectively.

   Interest expense increased by $7.3 million in 1999 and by $4.3 million in 1998. The increase is due primarily to increased debt levels, including $115 million of convertible debt issued by May & Speh in March, 1998, increases in our revolving credit agreement, and increases in enterprise software license liabilities.

   Other, net is primarily composed of interest income on noncurrent receivables and invested cash of $6.4 million in 1999, $2.9 million in 1998 and $1.6 million in 1997. Other, net for 1998 also includes $0.9 million of gain on the disposal of the Pro CD retail and direct marketing business compared with a $2.6 million charge in 1997 due to a write-off from the sale of a facility related to a previously disposed of unit.

   Our effective tax rate, excluding the special charges, was 37.3%, 37.3%, and 37.7% for 1999, 1998, and 1997, respectively. In each year, the effective rate exceeded the U.S. statutory rate because of state income taxes, partially offset by research and experimentation tax credits. In 1999, the effect of the special charges increased the effective tax rate as certain of the special charges are not deductible for federal or state tax purposes.

   The net loss was $15.1 million in 1999 including the special charges noted above. Excluding the effect of the special charges, net earnings would have been $66.8 million. Net earnings were $47.2 million in 1998, or $50.1 million excluding the special charges. Net earnings were $38.9 million in 1997. Basic earnings per share, excluding the special charges, would have been $0.86, $0.68, and $0.55 in 1999, 1998, and 1997, respectively. Diluted earnings per share would have been $0.78, $0.61, and $0.49, respectively.

Seasonal and Quarterly Comparisons

   Our operations have not proven to be significantly seasonal, although our traditional direct marketing operations experience slightly higher revenues in our second and third quarters. This seasonal impact should decrease as we continue to move toward long-term strategic partnerships with more predictable revenues. The following table sets forth certain quarterly financial information for the quarters indicated.

                                                    Three Months Ended
                          ------------------------------------------------------------------------------
                          6/30/97   9/30/97   12/31/97  3/31/98   6/30/98   9/30/98   12/31/98  3/31/99
                          --------  --------  --------  --------  --------  --------  --------  --------
Statement of Operations
 Data(/1/):
 Revenue................  $129,390  $141,739  $152,892  $168,308  $164,512  $180,030  $193,910  $215,605
 Income from operations.    15,006    21,000    25,525    24,078    20,321    26,665    35,333    35,044
 Net earnings...........     8,265    12,575    15,035    14,241    11,737    15,473    19,944    19,631
Percentage of
 Revenue(/1/):
 Income from operations.      11.6%     14.8%     16.7%     14.3%     12.4%     14.8%     18.2%     16.3%
 Net earnings...........       6.4       8.9       9.8       8.5       7.1       8.6      10.3       9.1

--------
(1) Excludes special charges for the fiscal year ended March 31, 1998 related to May & Speh severance costs and for the fiscal year ended March 31, 1999 related to merger and integration charges associated with the May & Speh merger and the write down of other impaired assets.

Capital Resources and Liquidity

   Working capital at March 31, 1999 totaled $134.1 million compared to $210.5 million a year previously. At March 31, 1999, we had available credit lines of $126.5 million, of which $55.4 million was outstanding. Our debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 48% at March 31, 1999, compared to 45% at March 31, 1998. Included in long-term debt are two convertible debt facilities totaling $140 million, of which $25.0 million was converted to equity in April 1999. Assuming both of these facilities will convert to equity, our debt-to-capital ratio would be reduced to 27% as of March 31, 1999. Total stockholders' equity increased to $357.8 million at March 31, 1999, from $308.2 million at March 31, 1998.

   In May 1999, we arranged a $25.0 million increase in our current revolving credit facility. This temporary increase will expire on July 31, 1999. As of June 17, 1999, $139.9 million was outstanding compared to $55.4 million at March 31, 1999. The increase in the amount outstanding under our revolving credit facility was the result of acquisition payments, capital expenditures and working capital needs. We intend to use the net proceeds of this offering to pay down a portion of the outstanding balance of this facility.

   Cash provided by operating activities was $60.4 million for 1999 compared to $65.5 million in 1998 and $44.2 million in 1997. Excluding the impact of special charges, cash provided by operating activities was $88.8 million, $70.2 million and $44.2 million in 1999, 1998 and 1997, respectively. Earnings before interest, taxes, depreciation, and amortization ("EBITDA"), again excluding the impact of the special charges, increased by 34% in 1999 after also increasing 34% in 1998. The operating cash flow was reduced by $124.1 million in 1999, $55.7 million in 1998, and $50.8 million in 1997 due to the net change in operating assets and liabilities. The change primarily reflects higher current and noncurrent receivables, partially offset by higher accounts payable and accrued liabilities resulting from the growth of our business. EBITDA is not intended to represent operating cash flow, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of our operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities.

   Investing activities used $190.3 million in 1999, $86.8 million in 1998, and $108.3 million in 1997. Investing activities in 1999 included $127.9 million in capital expenditures, compared to $68.1 million in 1998 and $65.3 million in 1997. The increase in capital expenditures was principally due to purchases of data center equipment to support our outsourcing agreements, as well as the purchase of additional data center equipment in our core data centers. Approximately one-half of the capital expenditures in 1999 were related to customer-specific projects or contractual customer requirements. We occupied a new building in Downers Grove, Illinois in fiscal 1999 and two new buildings in Little Rock, Arkansas in the first quarter of fiscal 2000.

   Investing activities during 1999 also include $18.5 million in capitalized software development costs, compared to $21.4 million in 1998 and $10.7 million in 1997. The capitalized costs in 1998 included $8.1 million capitalized by May & Speh on a project that was completed during 1998. Excluding the decrease related to this project at May & Speh, capitalized software development costs increased $5.2 million from 1998 to 1999, primarily due to capitalized software costs related to the Acxiom Data Network. The remainder of the capitalized software costs includes software tools and databases developed for customers in all three segments of our business. Investing activities also reflect cash paid for acquisitions of $46.0 million in 1999, $19.8 million in 1998, and $16.2 million in 1997. These outflows were partially offset in 1998 by $15.3 million received from the sale of assets, including $13.0 million from the sale of the retail and direct marketing assets of Pro CD. Notes 2 and 15 to our Supplemental Consolidated Financial Statements discuss the acquisitions and dispositions in more detail. Investing activities also reflect the investment of $10.4 million in 1999 and $6.1 million in 1998 in joint ventures. These investments include approximately $4.0 million invested in each of 1999 and 1998 in Bigfoot International, Inc., an emerging company that provides services and tools for Internet e-mail users, and $3.2 million invested in fiscal 1999 in Ceres Integrated Solutions, LLC, a provider of software and analytical services to large retailers. Investing activities also include purchases and sales of marketable securities. These securities were purchased by May & Speh prior to the merger. As of March 31, 1999, we no longer held any marketable securities.

   Financing activities in 1999 provided $24.9 million of cash, including sales of stock through our stock option and employee stock purchase plans and the exercise of a warrant by Trans Union for the purchase of 4.0 million shares. This warrant was issued to Trans Union in 1992 in conjunction with our data center management agreement with Trans Union. Financing activities in 1998 provided $127.4 million of cash, including the issuance of the $115.0 million convertible debt by May & Speh in March 1998. Financing activities in 1997 included the issuance of $30.0 million in senior notes and the issuance of $43.0 million of common stock by May & Speh.

   During fiscal 1999, construction was substantially completed on our new headquarters building and a new customer service facility in Little Rock, Arkansas. These two buildings were built pursuant to 50/50 joint ventures between us and local real estate investors and were occupied in the first quarter of fiscal 2000. We have also occupied a new building in Downers Grove, Illinois. During fiscal 2000, we expect to begin construction on a new customer service facility in Conway, Arkansas as well as another customer service facility in Little Rock, Arkansas. The Conway facility is expected to be completed in February 2000 and to cost approximately $12.0 million. The Little Rock facility is expected to cost approximately $28.0 million and construction is expected to last from August 1999 to July 2001. Financing plans for these two buildings are not yet complete, although the City of Little Rock has committed to issue revenue bonds for the Little Rock facility.

   While we do not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of our business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, we also sell software, hardware, and data to customers under extended payment terms or notes receivable collectible over one to eight years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. We have also been, and will likely continue to be, actively pursuing acquisitions. As a result, we expect that it will be necessary to raise additional capital during the next fiscal year. We believe that capital could be raised by negotiating an increase in our current revolving credit agreement, by incurring other debt on either a secured or unsecured basis, or by the issuance of additional equity securities in either public or private offerings. We believe we have significant unused capacity to raise capital which could be used to support future growth.

                                    BUSINESS

Overview

   We are a global leader in providing comprehensive information management solutions using customer, consumer and business data. Our products and services enable our clients to use information to improve business decision-making and effectively manage existing and prospective customer relationships. We believe that we offer our clients the most technologically advanced, accurate and timely solutions available. Our solutions are customized to the specific needs of our clients and the industries in which they operate.

Information Services Industry

   In today's technologically advanced and competitive business environment, companies are using vast amounts of customer, prospect and marketplace information to manage their businesses. As a result, an information services industry has evolved that provides a broad range of products and services. Within this industry, the services and products we provide include data warehousing, database management, real-time information delivery, customer relationship management, data content, and data center and network management. Our products and services enable our clients to use information to improve business decision-making and manage customer relationships. This information can be used to answer our clients' important business questions such as:

                                           .  How do we service our customers?
  .  What are the profiles of our existing customers?


                                           .  What distribution channels
  .  Who are our prospective customers?       should we use?


  .  Who are our most profitable customers?.  What new products should we develop?


  .  What do our customers want and when do they want it?
                                           .  How should we price our products
                                              and services?

   We believe the trends and dynamics that will provide us growth opportunities include the following:

   Increasing recognition of data as a competitive resource. Since the 1970's, businesses have gathered and maintained increasing amounts of customer, product, financial, sales and marketing data in an electronic format in order to better manage their operations. Generally, businesses maintained this data in a number of discrete and often incompatible systems, and therefore, the data was not readily accessible. More recently, advances in information technology have allowed this data to be accessed and processed more cost effectively into useful strategic information and shared more efficiently within an organization. This has caused many companies to invest in managing and maintaining their own internal data and integrating their data with external data sources to improve business decision-making.

   The growing importance of using data for business decision-making is illustrated by increased corporate expenditures allocated to building data warehouses, which are central repositories for data. International Data Corporation projects that the data warehouse market will grow from $13.8 billion in 1998 to $29.2 billion in 2002. Companies using data as a competitive resource traditionally consisted of Fortune 1000 companies in the financial services, insurance, publishing, information services and retail industries. This group is expanding to include companies in the telecommunications, pharmaceuticals/healthcare, e-commerce, Internet, utilities, packaged goods, automotive, technology and media/entertainment industries. Advances in technology and reductions in hardware and software costs have also helped expand the universe of users to include middle market and small office/home office companies across multiple industries.

   Increasing amount of raw data to manage. The combination of demographic shifts and lifestyle changes, the proliferation of new products and services, and the evolution of multiple marketing channels have made the information management process increasingly complex. Marketing channels now include cable and satellite television, telemarketing, direct mail, direct response, in-store point-of-sale, on-line services and the Internet. The multiplicity of these marketing channels has created more data and compounded the complexity of managing the data. Advances in computer and software technology have also unlocked vast amounts of customer data which historically was inaccessible, thereby further increasing the amount of existing data to manage and analyze. Today, it is common for a business to keep several thousand to tens of thousands of characters of information about each customer. This compares to a few hundred characters of information kept ten years ago. As these data resources expand and become more complex, it also becomes increasingly difficult to maintain the quality and integrity of the data.

   Growth of the Internet and e-commerce. The emergence of the Internet is dramatically changing how consumers and businesses are purchasing products and services. International Data Corporation estimates that transactions over the Internet will increase from approximately $32 billion worldwide in 1998 to $426 billion worldwide in 2002. As a result of this change, traditional marketing techniques are being challenged. Businesses are being forced to reengineer how they market to and interact with their customers. This paradigm shift is creating an entirely new set of marketing complexities and opportunities, which will require businesses to better understand and utilize customer and market data. Businesses are seeking access to highly sophisticated technology resources in order to manage this new data rich environment and to capitalize on the tremendous growth opportunities associated with this new medium.

   Evolution of one-to-one marketing. Advances in information technology combined with the ever increasing amounts of raw data and the changing household and population profiles in the United States have spurred the transition from traditional mass media to targeted one-to-one marketing. One-to-one marketing enables the delivery of a customized message to a defined audience and the measurement of the response to that message. The Internet has rapidly emerged as an ideal one-to-one marketing channel. It allows marketing messages to be customized to specific consumers and allows marketers to make immediate modifications to their messages based on consumer behavior and response. The Internet can also accomplish these objectives far more cost effectively than existing marketing mediums.

   Growth in technology partnering. Companies are increasingly looking outside of their own organizations for help in managing the complexities of their information needs. The reasons for doing so include:

  .  allowing a company to focus on their fundamental business operations

  . avoiding the difficulty of hiring and retaining scarce technical personnel

  .  benefiting from the cost efficiencies of outsourcing

  . avoiding the organizational and infrastructure costs of building in-house capability

  .  benefiting more from the latest technologies

Competitive Strengths

   We believe we possess the following competitive strengths which allow us to benefit from these industry trends and offer solutions to the information needs of our clients:

   Ability to build and manage large-scale databases. We have extensive experience in developing and managing large-scale databases for some of the world's largest companies including: AT&T, Allstate, Citibank, General Electric, IBM, Procter & Gamble and Wal-Mart. Our state-of-the-art data centers, computing capacity and operating scale enable us to access and process vast amounts of raw data and cost effectively transform the data into useful information. We house over 50 terabytes of disk storage. A terabyte is approximately one trillion bytes, and is the scale often used when measuring computer storage.

   Accurate and comprehensive data content. We believe that we have the most comprehensive and accurate collection of United States consumer, business, property and telephone data available from a single source. Our consumer database contains approximately 17 billion data elements, which we believe covers approximately 95% of all households in the United States. Our business database covers approximately 15 million United States businesses. Our real estate database, which includes most major United States metropolitan areas, covers approximately 70 million properties in 41 states. We believe we have the most comprehensive repository of accurate telephone number information for business and consumer telephone numbers in the United States and Canada. We believe we process more mailing lists than any other company in the United States. Our clients use this data to manage existing customer relationships and to target prospective customers.

   Industry-leading customer relationship management technology: the Acxiom Data Network. We believe the Acxiom Data Network is emerging as the leading e-business solution for companies seeking to better manage their customer relationships. Customer relationship management involves studying, identifying, acquiring and retaining customers. Knowledge delivered directly and immediately to a desktop or customer point of contact is critical to the customer relationship management process. Acxiom Data Network is a web-enabled solution that provides our clients with real-time desktop access to our data via the Internet and also allows them to integrate their existing databases together in ways that have previously been difficult or impossible. Our new linking technology, for which a patent is pending, is a data integration tool that permits up-to-the-minute updating of consumer and business information with our data, thereby creating a new level of data accuracy within the industry.

   Comprehensive information management services. We offer our clients comprehensive and integrated information management solutions tailored to their specific needs. We believe our total solution approach is a competitive strength because it allows our clients to use a sole service provider for all of their information management needs.

            [Graphic describing Acxiom's total solution approach]

   We provide a complete solution that starts with consulting, integrates data content, applies data management technology and delivers customer relationship management applications to the desktop. Our open system client/server environment allows our clients to use a variety of tools, and provides the greatest flexibility in analyzing data relationships. This open system environment also optimizes our clients' requirements for volume, speed, scalability and functional performance.

   Ability to attract and retain talent. We believe our progressive culture allows us to attract and retain top associates, especially those in technology fields where critical technical skills are scarce. Our culture is based on concepts such as leadership, associate development and continuous improvement. Our business culture focuses on customer satisfaction, associate satisfaction and profitability. In addition to our culture, our extensive geographic presence, with over 45 locations in the United States and Europe, including Atlanta, Chicago, London, New York, Phoenix and San Diego, has enhanced our ability to attract talented associates. We were recently ranked 19th on Fortune magazine's listing of the 100 best companies to work for in America.

Growth Strategy

   Using our competitive strengths, we are pursuing a strategy that includes the following initiatives:

   Leverage the Acxiom Data Network. Our primary development initiative over the past two years has been the Acxiom Data Network and its related linking technology. The Acxiom Data Network and its related linking technology are proprietary systems that enable us to provide our clients with what we believe to be the industry's most accurate customer, consumer and business information in a real-time manner over the Internet or via private network. The Acxiom Data Network can serve any size business enterprise that desires to manage existing and prospective customer relationships. Our technology to deliver this capability over the Internet was the first offered in the marketplace. Our goal is to establish this technology as the most widely accepted standard for managing and delivering customer, consumer and business data. We expect to market the Acxiom Data Network to Fortune 1000 clients through our existing sales organization. The middle and small office/home office markets will be targeted primarily through our channel partners, who include leading e-commerce and industry specialized software solution providers. We expect to generate revenues from the Acxiom Data Network in two primary ways:

  . Our clients can use the Acxiom Data Network as a cost effective channel for accessing our data products. The ease of use and low cost delivery of the Acxiom Data Network will allow us to extend our scope of services in our existing markets and expand our client base to include the large pool of middle market and small office/home office companies seeking customer relationship management solutions. The middle and the small office/home office markets have not historically been cost effective markets for us.

  . Our clients can also access the Acxiom Data Network and license our linking technology as a tool to improve the customer data residing on their internal systems on an ongoing basis.

   Further penetrate existing and new client industries. Our clients expect information management solutions tailored to the needs of their industry. We have developed specific knowledge for the industries we serve, including the financial services, insurance, information services, publishing, retail, pharmaceuticals/healthcare and telecommunications industries. We expect to continue to expand our presence in these industries as well as to penetrate new industries as their information management needs increase. The telecommunications and utilities industries are examples of industries where information about existing and prospective customers is becoming increasingly important as they move into a deregulated environment. Other industries which we believe are undergoing change that will increase the need for data and information management services include the e-commerce, Internet, automotive, technology, packaged goods and media/entertainment sectors.

   Expand data content. We continue to invest substantial resources to maintain the quality and increase the scope of our databases. We enhance our databases by adding new data through multiple sources and increasing the accuracy of the data through our use of our new linking technology. Expanding our data content offerings enables us to grow existing client relationships, capture new clients and enter new industries. Data content also represents an attractive business model for us because we can repackage it into multiple formats or sell it through various distribution channels, including the Acxiom Data Network, at a marginal incremental cost.

   Capture cross-selling opportunities. Our established client base is primarily composed of Fortune 1000 companies. These clients use a single product or service or a combination of multiple products and services. Our consultative approach, comprehensive set of services and products and long-standing client relationships combined with the increasing information needs of our clients provide us with a significant opportunity to offer our existing client base new and enhanced services and products.

   Pursue international opportunities. We first entered the international marketplace with an acquisition in the United Kingdom in 1986. During the past year, we made additional acquisitions in Spain and France to further develop a European presence. We believe that businesses in Europe are in the early stages of using information to drive their strategic decision-making. We have also recently entered into a strategic alliance through which we will offer our services in Australia and New Zealand. We believe that our existing international presence, combined with the emerging market demand for our information services, represents a large growth opportunity for us.

   Seek acquisitions and alliances. We will continue to seek acquisition and alliance opportunities with companies that can complement or expand our business by offering unique data content, strategic services or market presence in a new industry. Since April 1998, we have completed several acquisitions, including our merger with May & Speh. These acquisitions have significantly extended our range of products and services, increased our client base, and expanded our industry coverage. We currently have a number of strategic alliances and actively seek new alliances with channel partners, software developers and data content providers that will strengthen our position in the marketplace.

Lines of Business

   We have three primary lines of business: Services, Data Products, and Information Technology Management.

 Services

   Our Services segment provides solutions which integrate and manage customer, consumer and business data using our information management skills and technology. We use our core competencies of data integration, data management and data delivery to build customized solutions for our clients. Our primary services include the following:

       Service                               Description
 ---------------------  ------------------------------------------------------
 Marketing strategy and .  Develops strategies to effectively use and
 database consulting       transform data into actionable information
                        .  Selects data elements that are relevant for a
                           particular client's goals and industry
                        .  Lays foundation for data warehouse/database
                           development and marketing campaigns

 Data integration       .  Standardizes, converts, cleanses and validates data
                           to ensure accuracy and remove duplicative and unnecessary data
                        .  Creates accurate and comprehensive standardized
                           customer profile from disparate data sources
                        .  Augments client's data with our proprietary data

 Data warehouse/database. Designs, models and builds data warehouse/database management and delivery
                        . Provides data warehouse/database maintenance and updates
                        . Delivers information through a variety of channels including the Internet via the Acxiom Data Network

 Customer relationship  .  Provides market planning, analytical and
 management applications   statistical modeling, campaign management, channel
                           implementation, and tracking and reporting applications
                        .  Enables client to manage and monitor customer
                           relationships

 List processing        .  Provides processing tools to increase accuracy,
                           deliverability and efficiency of marketing lists
                        .  Cleanses and integrates mailing list data
                        .  Addresses and pre-sorts mailing to maximize postal
                           discounts and minimize handling costs

 Data Products

   Our data products include both business and consumer data. We believe our products are the industry's most comprehensive and accurate data product offerings that are sold on a stand-alone basis as well as integrated with our customized service offerings. Our primary products include the following:

                             InfoBase(TM)--Consumer
--------------------------------------------------------------------------------
     Product                                  Description
 ---------------------  ------------------------------------------------------
InfoBase Enhancement    .  Multi-sourced consumer database containing
                           approximately 95% of all U.S. households
                        .  Provides relevant demographic, real estate,
                           telephone, socio-economic and lifestyle data for individuals, households and geographic areas
                        .  Collects data from multiple data services using
                           approximately 1.5 billion source records

Analytical products     .  Employs advanced segmentation and modeling
                           techniques to analyze customer attributes and behavior

InfoBase List           .  Multi-sourced consumer list designed to help target
                           prospects
                        .  Delivers accurate and comprehensive lists based on
                           multiple data categories

InfoBase                .  Provides over 130 million telephone numbers in the
   Telesource(TM)          U.S.
--------------------------------------------------------------------------------
                               InfoBase--Business
--------------------------------------------------------------------------------
InfoBase Enhancement    .  Multi-sourced business database containing data on
                           approximately 15 million businesses
                        .  Provides data on location, contacts, line of
                           business, size, ownership, property, stability and market potential

Analytical products     .  Provides three standard levels of product analysis:
                           data profile analysis, CHAID (Chi-squared Automatic
                           Interaction Detector) and regression analysis

InfoBase Business List  .  Comprehensive business lists tailored to meet specific marketing requirements
                        . Uses InfoBase business database to deliver accurate and comprehensive lists, based on multiple data categories

InfoBase Telesource     .  Provides data on over 12 million business telephone
                           lines in the U.S.

--------------------------------------------------------------------------------
                                  DataQuick(R)
--------------------------------------------------------------------------------
     Product                                  Description
 ---------------------  ------------------------------------------------------
Real estate             .  Provides detailed information on over 70 million
   information             U.S. properties
                        .  Information includes: ownership, address, sale and
                           loan data, home and property characteristics,
                           household demographics and trend data by
                           neighborhood
--------------------------------------------------------------------------------
                                 List Brokerage
--------------------------------------------------------------------------------
 List brokerage and
 management             .  Offers clients access to customer lists from
                           consumer products and services firms

   Our clients use our data products for a range of management decision-making functions including: identification, verification and segmentation of customers and prospects for direct marketing purposes; campaign management; Internet marketing; point-of-sale marketing; sales force automation; risk management; fraud prevention; and other information driven applications.

   We utilize multiple data sources to compile our consumer database including: telephone directories; motor vehicle registrations; drivers licenses; voter registrations; product registration questionnaires; warranty cards; county real estate property records; purchase transactions; mail order transactions and postal service information. Our business database is obtained from multiple sources and covers approximately 15 million businesses throughout the United States. Business data is verified by telephone or by matching against other sources of the data. Business data sources include: yellow and white pages; annual reports and other SEC information; federal, state and municipal government data; business magazines, newsletters, and newspapers; business registries; the Internet; professional directories; outbound telemarketers; and postal service information. Our real estate database is obtained from county recorders' and assessors' files. Each data source is compiled by us or licensed from one of our data partners. We update and maintain our databases frequently in order to provide current information to our clients.

Information Technology Management

   Our Information Technology Management segment provides solutions to our clients' information processing needs. Our significant infrastructure and scale enable us to provide these services on a cost effective basis. Our primary services and support functions are available 24 hours a day, seven days a week, and include the following:

       Service                                    Description
 ---------------------  ------------------------------------------------------
 Data center            .  Manages data center and transaction processing on
 management                behalf of clients either on-site at client
                           locations or at our facilities
                        .  Services include data center operation, hardware
                           installation and support, account management systems, software installation support, customized software programming and licensing of software

 Network and            .  Services include technical support, help-desk
 client/server             access and support, back-up recovery, disaster
 management                recovery services, operating support and
                           telecommunications support

Acxiom Data Network

   The Acxiom Data Network is an on-line access and delivery system that provides authorized clients secure network access to selected data content and information. It enables our clients to have real-time access from their desktops to our consumer and business data products as well as proprietary client data content from databases that we build and manage for our clients.

    [Chart depicting the Acxiom Data Network and how it links data content with customer relationship management applications via the internet.]

     The Acxiom Data Network allows us and our clients to integrate data directly into customer relationship applications such as:

  .  detailed customer analysis

  .  Internet marketing and interactive web pages

  .  call centers

  .  direct mail initiatives

  .  campaign management software

  .  point-of-sale applications

  .  sales force automation software

   Delivery of information over the Internet or via private network, as opposed to traditional delivery through CD-ROM, floppy discs, tape cartridges and tapes, significantly reduces the turnaround time from days to minutes or seconds and reduces the operating costs associated with extended processing and turnaround.

   Acxiom's proprietary linking technology was created to provide a new level of data accuracy. By applying our technology, we are able to properly cleanse data and eliminate redundancies, constantly update to reflect real-time changes, and combine our data with our clients' data.

   This affordable access to data content will enable us to more efficiently serve our traditional Fortune 1000 client base and will also enable us to expand our potential client base to include what we believe to be over 20 million U.S. middle market and small office/home office businesses. We are working with channel partners who are leading e-commerce and industry specialized software solution providers to expand the market presence of the Acxiom Data Network. The use of channel partners opens new markets to us, stimulates product development, and creates new revenue generating capabilities.

Acxiom Data Network Partner Program

   We have designed a four-tiered channel partner program to enhance our marketing of the Acxiom Data Network and our data products. This program offers our partners revenue sharing levels that vary with the amount of their sales. The tiers include:

   Strategic Partners: Partners who integrate the Acxiom Data Network into their applications and lead with Acxiom data as an integral part of their solution. Strategic partners receive maximum integration, technical and marketing support from us.

   Channel Partners: Partners who offer prepackaged software solutions and intend to either fully integrate the Acxiom Data Network into their applications, create an import/export filter for Acxiom data, or have a link to the Acxiom Data Network web site.

   Solutions Partners: Partners who build custom applications on a project-by-project basis, integrating various products, tools and technologies including the Acxiom Data Network to provide a customized solution to their customer. Solutions partners usually include system integrators, application developers and consultants. Integration and technical support are also available.

   Data Marketing Partners: Partners who resell or re-market our data and list products to their customers. This tier typically includes service bureaus, consultants, brokers and agents. Data marketing partners are required to sign a marketing agreement with us. Sales and marketing support varies based on the sales opportunities and revenue levels achieved by the data marketing partner.

Clients

   Our clients are primarily in the financial services, insurance, information services, publishing, retail and telecommunications industries. Our ten largest clients represented approximately 40% of our revenues in fiscal 1999. Our largest client, Allstate, represented approximately 10.9% of our revenues over the same period.

   We seek to maintain long-term relationships with our clients. Many of our clients typically operate under long-term contracts (defined as contracts with initial terms of at least three years in length). In fiscal 1999, approximately 51% of our revenue was derived from long-term contracts.

   Representative clients by the industries we serve include:

                                                              Information
      Financial Services              Insurance               Services
      ------------------              ---------               -----------
      Bank of America                 Allstate                ADP
      Citibank                        Physicians Mutual       IBM
      Discover Financial Services     Prudential              Polk
      First USA Bank                                          Trans Union
      General Electric

      Publishing                      Retail                  Telecommunications
      ----------                      ------                  ------------------
      Advance Publications            Neiman Marcus           AT&T
      Guideposts                      Sears                   GTE
      Meredith                        Wal-Mart                Vodafone

   More recently, our industry focus has expanded to include the pharmaceuticals/healthcare, e-commerce, Internet, utilities, automotive, technology, packaged goods and media/entertainment industries. Representative clients in these new industries include 3Com, DaimlerChrysler, Procter & Gamble, Searle, Bristol-Myers Squibb, Novell and Netscape.

Sales and Marketing

   We have two separate sales forces. One is dedicated to our Services and Information Technology Management lines of business and the other is focused on Data Products. We maintain separate sales forces to allow our sales representatives to concentrate on particular services, technologies and client demands.

   Our Services and Information Technology Management sales force is decentralized and organized by industry. Our largest clients have their own dedicated sales personnel. Sales to these and other large accounts typically involve business unit leaders, group leaders and other members of our senior management. Most major contracts are negotiated with the highest levels of our clients' organizations and therefore necessitate the involvement of our senior executives.

   Our Data Products segment sells products rather than services and thus requires a larger sales force. This sales force is organized into four groups. The data sales team sells primarily InfoBase products. The DataQuick sales team sells property data content and on-line access to those products. The list brokerage sales team sells list rental and list management products. The channels sales team focuses on creating sales through business partners and other alternate channels of distribution.

Pricing for Products and Services

   We have standard list pricing guidelines for many services such as list processing, national change of address processing, merge/purge processing and other standard processing. Data warehousing/database management services tend to be more custom-designed and are priced individually to each customer. We have built extensive pricing guidelines and case studies for pricing based on our experience in building large-scale data warehouses and databases.

   Pricing for data warehouses and databases normally includes separate fees for design, initial build, on-going updates, queries and outputs. We also price separately for consulting and statistical analysis services.

   We publish standard list prices for many of our data products. These products are priced with volume discounts. Licenses for our entire consumer or business database for one or more years are priced individually.

   Information technology management services are priced based on the cost of managing and operating the data center, network and client/server systems.

Strategic Alliances

   In addition to our traditional sales force activity, we maintain and pursue strategic alliances to further the development and distribution of our best products and services. We partner with firms that can help us service our clients. Current strategic alliances include Bigfoot (e-mail marketing), Trans Union (information services), Exchange Applications (customer relationship management applications software), Ceres (campaign management), and PBL (media/entertainment) in Australia.

   Our strategic alliances are structured in several ways. Because each of our partners is unique, it is necessary to create a structure specifically suited to our needs and the needs of our business partners. Examples of various alliance structures in which we participate include:

  .  joint ventures

  .  minority interests in small, early-stage companies

  .  channel partner relationships

  .  joint marketing alliances

  .  agreements to pay commissions for business directed to us

  .  agreements to pay finders fees for new clients directed to us

Competition

   The information services industry in which we operate is highly competitive, with no single dominant competitor. Within the industry, there are database marketing service providers, analytical data application vendors, enterprise software providers, systems integrators, consulting firms, list brokerage/list management firms and teleservices companies. Many firms offer a limited number of services within a particular geographic area, and several participants offer a broad array of information services on a national or international basis. However, we do not know of a competitor that offers our complete line of products and services.

   In the Services market, we compete primarily with in-house information technology departments of current clients and those of potential clients as well as firms that provide data warehousing and database services, mailing list processing, and consulting services. Competition is based on the quality and reliability of products and services, technological expertise, historical experience, ability to develop customized solutions for clients, processing capabilities and price. Competitors in the data warehousing and database services and mailing list processing sectors include Harte-Hanks, Metromail and Experian (subsidiaries of Great Universal Stores), Dynamark (a subsidiary of Fair Isaac), Epsilon and KnowledgeBase Marketing (a subsidiary of Young & Rubicam).

   In the Data Products market, we compete with two types of firms: data providers and list providers. Competition is based on the quality and comprehensiveness of the information provided, the ability to deliver the information in products and formats that the customer needs and, to a lesser extent, on the pricing of information products and services. Our principal competitors in this market are Abacus Direct, Donnelley Marketing (a pending acquisition by infoUSA), Metromail (a subsidiary of Great Universal Stores), R.
L. Polk and infoUSA. We also compete with hundreds of smaller firms that provide list brokerage and list management services.

   In the Information Technology Management services market, competition is based on the quality and reliability of services, technical expertise, processing capabilities, processing environment and price. Our primary competitors include Affiliated Computer Services, Lockheed Martin, PKS Information Services and the in-house information technology departments of current clients and those of potential clients. In addition, but on a less frequent basis, we compete with IBM, Electronic Data Systems, Computer Sciences Corporation, Perot Systems and MCI/Systemhouse, a subsidiary of MCI Worldcom.

Privacy

   We have always taken an active approach with respect to consumer privacy rights. The growth of e-commerce and companies wanting consumer information means that we must work even harder to guarantee that our policies offer individuals the protection to which they are entitled.

   Consequently, we are promoting adherance to a common set of strict privacy guidelines for the direct marketing, e-commerce and data industries as a whole. Industrywide compliance helps address U.S. privacy concerns and the rigorous demands of the European Union to ensure the continued free flow of information.

   Our own Fair Information Practices Policy outlines the variety of measures we currently take to protect consumers' privacy rights. Our multi-level security systems are designed to ensure that only authorized clients can access our data. We go to great lengths to educate clients and associates regarding consumer right-to-privacy issues, guidelines and laws. Our policy also explains the simple steps that consumers may take to have their names removed from our InfoBase line of marketing products and to learn what non-public information we maintain about them.

Employees

   As of March 31, 1999, we had over 5,000 associates worldwide. With the exception of approximately 45 associates who are engaged in lettershop fulfillment activities, none of our associates are represented by a labor union or are the subject of a collective bargaining agreement. We have never experienced any work stoppages, and we consider our relations with our associates to be excellent.

                                  MANAGEMENT

   The following table provides information about our directors and executive officers as of June 17, 1999:

                                      Year
   Name                           Age Elected Position Held
   ----                           --- ------- -------------
   Charles D. Morgan.............  56  1972   Chairman of the Board and
                                              President (Company Leader)
   Rodger S. Kline...............  56  1975   Chief Operating Officer,
                                              Treasurer and Director
   James T. Womble...............  56  1975   Division Leader and Director
   C. Alex Dietz.................  56  1979   Division Leader
   Paul L. Zaffaroni.............  52  1990   Division Leader
   L. Lee Hodges.................  52  1999   Division Leader
   Jerry C.D. Ellis..............  49  1991   Division Leader
   Jerry C. Jones................  43  1999   Business Development/Legal Leader
   Robert S. Bloom...............  43  1992   Chief Financial Officer
   Dr. Ann H. Die................  54  1993   Director
   William T. Dillard II.........  54  1988   Director
   Harry C. Gambill..............  53  1992   Director
   Thomas F. (Mack) McLarty, III.  52  1999   Director
   Robert A. Pritzker............  72  1994   Director

   Mr. Morgan joined Acxiom in 1972. He has been Chairman of the Board of Directors since 1975, and serves as Acxiom's president (Company Leader). He is also a director of Fairfield Communities, Inc., and of the Direct Marketing Association. Mr. Morgan is Chairman of the Board of Trustees of Hendrix College. He was employed by IBM prior to joining Acxiom and holds a mechanical engineering degree from the University of Arkansas.

   Mr. Kline joined Acxiom in 1973. He has been a director since 1975, and serves as Acxiom's chief operating officer and treasurer. Prior to joining Acxiom, Mr. Kline was employed by IBM. Mr. Kline holds a degree in electrical engineering from the University of Arkansas.

   Mr. Womble joined Acxiom in 1974. He has been a director since 1975, and serves as one of Acxiom's five Division Leaders. Mr. Womble is also a director of Sedona Corporation. Prior to joining Acxiom, Mr. Womble was employed by IBM. Mr. Womble holds a degree in civil engineering from the University of Arkansas.

   Mr. Dietz joined Acxiom in 1970 and served as a vice president until 1975. Between 1975 and 1979 he was an officer of a commercial bank responsible for data processing matters. Following his return to Acxiom in 1979, Mr. Dietz served as a senior level officer of Acxiom and is presently one of Acxiom's division leaders. Mr. Dietz holds a degree in electrical engineering from Tulane University.

   Mr. Zaffaroni joined Acxiom in 1990. He serves as one of Acxiom's division leaders. Prior to joining Acxiom, he was employed by IBM for 21 years, most recently serving as regional sales manager. Mr. Zaffaroni holds a degree in marketing from Youngstown State University.

   Mr. Hodges joined Acxiom in 1998. He serves as one of Acxiom's division leaders. Prior to joining Acxiom, he was a senior vice president with Tascor, the outsourcing subsidiary of Norrell Corporation. Prior to that time, Mr. Hodges served in a number of engineering, sales, marketing and executive positions with IBM for 24 years. Mr. Hodges holds a degree in industrial engineering from The Pennsylvania State University.

   Mr. Ellis joined Acxiom in 1991 as managing director of Acxiom's U.K. operations. He serves as one of Acxiom's division leaders. Prior to 1991, Mr. Ellis was employed for 22 years with IBM, serving most recently as assistant to the CEO of IBM's U.K. operations. Prior to that, Mr. Ellis served as branch manager of the IBM U.K. Public Sector division.

   Mr. Jones joined Acxiom in 1999. Prior to joining Acxiom, he was employed for 19 years as an attorney in private practice with the Rose Law Firm, representing a broad range of business interests. Mr. Jones holds a degree in public administration from the University of Arkansas and a law degree from the University of Arkansas School of Law.

   Mr. Bloom joined Acxiom in 1992 as chief financial officer. Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as a manager. Mr. Bloom, a certified public accountant, holds a degree in accounting from the University of Illinois.

   Dr. Die was elected as a director in 1993. She has served as President of Hendrix College in Conway, Arkansas since 1992. She is a member of the Board of Directors of the National Merit Scholarship Corporation, The Foundation for Independent Higher Education, and the American Council on Education. She is also Chair of the National Collegiate Athletic Association (NCAA) Division III Presidents Council and a member of the NCAA Executive Committee. She is past Chair of the Board of Directors of the National Association of Independent Colleges and Universities. Prior to coming to Hendrix, she served as Dean of the H. Sophie Newcomb Memorial College and Associate Provost at Tulane University. Dr. Die graduated summa cum laude from Lamar University, earned a master's degree from the University of Houston and a Ph.D. in counseling psychology from Texas A&M University.

   Mr. Dillard was elected as a director in 1988. He has served since 1968 as a member of the Board of Directors and is Chief Executive Officer of Dillard's, Inc., of Little Rock, Arkansas, a regional chain of traditional department stores with retail outlets in the Southeast, Southwest and Midwest areas of the United States. In addition to Dillard's, Inc., Mr. Dillard is also a director of Barnes & Noble, Inc. and Chase Bank of Texas, Inc. He holds a master's degree in business administration from Harvard University and a bachelor's degree in the same field from the University of Arkansas.

   Mr. Gambill was appointed to fill a vacancy on our Board of Directors in 1992 and was elected as a director in 1993. He is a director and has held the positions of Chief Executive Officer and President of Trans Union, a company engaged in the business of providing consumer credit reporting services, since April 1992. Mr. Gambill joined Trans Union in 1985 as Vice President/General Manager of the Chicago Division. In 1987 he was named Central Region Vice President. In 1990, he was named President of Trans Union, and assumed the added title of President of TransMark in 1992. Mr. Gambill is also a director of Associated Credit Bureaus and the International Credit Association. He holds degrees in business administration and economics from Arkansas State University.

   Mr. McLarty was appointed to fill a vacancy on our Board of Directors in 1999. He is Chairman of the McLarty Companies, a third generation family business and one of the nation's leading automotive dealership groups. He is a board member of the Financial Times Advisory Board of London, England, the Americas Society of New York City, the Inter-American Dialogue of Washington, D.C., the M.D. Anderson Cancer Center in Houston, and Entergy Corporation. In 1983 he became chairman and chief executive officer of Arkla, Inc., a Fortune 500 natural gas company. He was appointed by President Bush to the National Petroleum Council and the National Council on Environmental Quality, and he was a member of the St. Louis Federal Reserve Board from 1989 through 1992. Beginning in 1992, he served President Clinton in several key positions: Chief of Staff, Counselor to the President, and Special Envoy for the Americas, with over five years of service in the President's Cabinet and on the National Economic Council. He holds a degree in business administration from the University of Arkansas.

   Mr. Pritzker was appointed to fill a newly created position on our Board of Directors in 1994 and was elected a director in 1996. Since before 1992, Mr. Pritzker has been a director and the Chairman of Trans Union, a company engaged in the business of providing consumer credit reporting services, a director and the President of Union Tank Car Company, a company principally engaged in the leasing of railway tank cars and other railcars, and Marmon Holdings, Inc., a holding company of diversified manufacturing and services businesses. Mr. Pritzker is also a director of Hyatt Corporation, a company which owns and operates domestic and international hotels, and a director of Southern Peru Copper Corporation, a company which mines, smelts, refines and markets copper. Mr. Pritzker holds an industrial engineering degree from the Illinois Institute of Technology.

   There are no family relationships among any of the Company's executive officers and/or directors.

                              SELLING STOCKHOLDERS

   Four selling stockholders are offering an aggregate of 4,011,076 shares of our common stock. One selling stockholder, the Pritzker Foundation, an Illinois private foundation, is offering 3,921,000 shares, which is all of its current holdings. Following the offering, it will not own any shares of our common stock. Robert A. Pritzker, one of our directors, is a member of the board of directors of the Pritzker Foundation.

   In 1992, Acxiom acquired certain hardware and computer equipment associated with Trans Union's Chicago data center pursuant to a data center management agreement in exchange for 1,920,000 shares of Acxiom's common stock. In 1994, Acxiom and Trans Union's parent company, Marmon Industrial LLC, entered into a stock purchase agreement under which Marmon Industrial purchased an additional 2,000,000 shares of Acxiom common stock. In 1997, Trans Union transferred its 1,920,000 shares (together with an additional 1,000 shares it had previously acquired from Mr. Gambill, one of our directors) to the Pritzker Foundation. At the same time, Marmon Industrial also transferred its 2,000,000 shares to the Pritzker Foundation.

   In connection with the 1992 data center management agreement, Trans Union also received a warrant to purchase an additional 4,000,000 shares of Acxiom common stock. In August 1998, Trans Union exercised the warrant. In the first quarter of fiscal 2000, Trans Union sold 400,000 shares and as a result currently owns approximately 3.6 million shares.

   The remaining three selling stockholders, Messrs. Jeffrey Lund, Eric S. Gewirtz and Mark R. Sullivan, all of whom we employ, are offering an aggregate of 90,076 shares of our common stock. Each of these selling stockholders currently owns 55,182 shares of our common stock or 165,546 shares in the aggregate. Mr. Gewirtz is offering all of the 55,182 shares he currently owns, Mr. Sullivan is offering 18,394 shares and Mr. Lund is offering 16,500 shares. Following the offering Mr. Gewirtz will not own any shares of our common stock, Mr. Lund will own 38,682 shares and Mr. Sullivan will own 36,788 shares. Messrs. Lund, Gewirtz and Sullivan received their shares as partial payment of the purchase price for our April 1999 acquisition of the assets of Horizon Systems, Inc.

                                  UNDERWRITING

   Acxiom and the selling stockholders have entered into an underwriting agreement with the underwriters named below. ABN AMRO Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., William Blair & Company, L.L.C., PaineWebber Incorporated, Robert W. Baird & Co. Incorporated and Stephens Inc. are acting as representatives (the "Representatives") for the underwriters.

   The underwriting agreement provides for each underwriter to purchase the number of shares of common stock shown opposite its name below, subject to the terms and conditions of the underwriting agreement. The underwriters' obligations are several, which means that each underwriter is required to purchase the specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.

                                                                       Number of
              Underwriter                                               Shares
              -----------                                              ---------
      ABN AMRO Incorporated...........................................
      Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated........................................
      Salomon Smith Barney Inc........................................
      William Blair & Company, L.L.C..................................
      PaineWebber Incorporated........................................
      Robert W. Baird & Co. Incorporated..............................
      Stephens Inc....................................................
                                                                       ---------
           Total...................................................... 5,511,076
                                                                       =========

   This is a firm commitment underwriting, which means that the underwriters have agreed to purchase all of the shares offered by this prospectus if they purchase any shares (other than those covered by the over-allotment option described below). The underwriting agreement provides that if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

   The Representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to selected securities dealers at
the public offering price less a concession of $      per share. The
underwriters may also allow, and these dealers may reallow, a concession not in
excess of $      per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

   We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 800,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to each underwriter's initial commitment reflected in the foregoing table.

   The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholders in connection with this offering. The fees to be paid by us and the selling stockholders are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                                      Paid by
                                                                      Selling
                                                      Paid by Us   Stockholders
                                                    -------------- -------------
                                                       No             No
                                                    Exercise Full  Exercise Full
                                                    -------- ----- -------- ----
      Per share....................................   $      $      $       $
      Total........................................   $      $      $       $

   We will pay the offering expenses, estimated to be $          .

   Trans Union and the Pritzker Foundation have agreed to a 120-day "lockup" and our officers and directors have agreed to a 90-day "lockup" with respect to the shares of common stock and any other Acxiom securities that they beneficially own or have the right to acquire upon exercise of options. We have agreed to a 120-day "lockup" with respect to previously-unissued or treasury shares. This means that, with certain exceptions, during the "lockup" periods, Acxiom, Trans Union, the Pritzker Foundation and these officers and directors may not offer, sell, pledge or otherwise dispose of our common stock without the prior written consent of ABN AMRO Incorporated.

   The rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities under the rules:

  . Stabilizing transactions--The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum and may discontinue these bids or purchases at any time.

  . Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are shown on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make to satisfy any such liabilities.

   Stephens Group, Inc., the parent company of Stephens Inc., one of the underwriters, has agreed to sell property located in Little Rock, Arkansas to us for 54,450 shares of common stock pursuant to an agreement dated April 13, 1999. The purchase price for the property was negotiated on an arms-length basis.

   William Blair & Company, L.L.C., one of the underwriters, has stated in filings with the Securities and Exchange Commission that it owns approximately 5,860,000 shares of common stock, or approximately 7.1% of our issued and outstanding common stock.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by Friday, Eldredge & Clark, LLP, Little Rock, Arkansas. Certain other legal matters will be passed upon for the underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

   The supplemental consolidated financial statements and related supplemental financial statement schedule of Acxiom as of March 31, 1999 and 1998, and for each of the years in the three year period ended March 31, 1999, included in the prospectus and the registration statement, except as to the supplemental consolidated financial statements as they relate to May & Speh, Inc. for the year ended September 30, 1996, have been audited by KPMG LLP, independent accountants, and as they relate to May & Speh, Inc. for the year ended September 30, 1996 (not presented separately herein), by PricewaterhouseCoopers LLP, independent accountants, whose reports have been included in the prospectus and registration statement upon the authority of said firms as experts in auditing and accounting.

   The consolidated financial statements and related financial statement schedule of Acxiom as of March 31, 1999 and 1998, and for each of the years in the three year period ended March 31, 1999, which are incorporated in the Acxiom Annual Report on Form 10-K for the year ended March 31, 1999 which is incorporated by reference in the prospectus and the registration statement, except as to the consolidated financial statements as they relate to May & Speh, Inc. for the year ended September 30, 1996, have been audited by KPMG LLP, independent accountants, and as they relate to May & Speh, Inc. for the year ended September 30, 1996 (not presented separately therein), by PricewaterhouseCoopers LLP, independent accountants, whose reports have been incorporated by reference in the prospectus and registration statement upon the authority of said firms as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   The SEC allows us to "incorporate by reference" into this prospectus information filed with it, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus.

   We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     (i) Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

     (ii) Form 8-K filed on June 21, 1999;

    (iii) The description of our capital stock contained in the registration statement on Form 8-A of CCX Network, Inc., which is now known as Acxiom Corporation, dated February 4, 1985, and any amendments or updates to that form; and

    (iv) The description of our preferred stock purchase rights contained in the registration statement on Form 8-A/A dated June 4, 1998.

   We have filed a registration statement on Form S-3 with the SEC and we also file annual, quarterly and periodic reports, proxy statements and other information. You may read and copy the registration statement and any other documents filed by us at the public reference room of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC also are available to the public at the SEC's web site at http://www.sec.gov.

   We will provide you with free copies of any of these documents, without exhibits, unless an exhibit is incorporated into the document by reference, if you write us or call us at: Acxiom Corporation, 1 Information Way, Little Rock, Arkansas 72202, Attention: Catherine L. Hughes, telephone (501) 342-1320.

                               ACXIOM CORPORATION
                                AND SUBSIDIARIES

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Reports.............................................  F-2

Supplemental Consolidated Balance Sheets--March 31, 1999 and 1998.........  F-4

Supplemental Consolidated Statements of Operations--Years ended March 31,
 1999, 1998 and 1997......................................................  F-5

Supplemental Consolidated Statements of Stockholders' Equity--Years ended
 March 31, 1999, 1998 and 1997............................................  F-6

Supplemental Consolidated Statements of Cash Flows--Years ended March 31,
 1999, 1998 and 1997......................................................  F-8

Notes to Supplemental Consolidated Financial Statements...................  F-9

Supplemental Financial Statement Schedule--Valuation and Qualifying
 Accounts--Years ended March 31, 1999, 1998 and 1997...................... F-26

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Acxiom Corporation:

   We have audited the accompanying supplemental consolidated financial statements of Acxiom Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the supplemental consolidated financial statements, we have also audited the supplemental financial statement schedule as listed in the accompanying index. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits. We did not audit the consolidated financial statements of May & Speh, Inc., a wholly-owned subsidiary, which statements reflect total revenues constituting 15 percent of the related consolidated total during the year ended March 31, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for May & Speh, Inc., is based solely on the report of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   The supplemental consolidated financial statements give retroactive effect to the merger of Acxiom Corporation and Computer Graphics of Arizona, Inc. on May 28, 1999, which has been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of Acxiom Corporation and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

   In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination. Also in our opinion, based on our audits and the report of other auditors, the related supplemental financial statement schedule, when considered in relation to the basic supplemental consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          KPMG LLP

Little Rock, Arkansas
June 11, 1999

                       Report of Independent Accountants
                       ---------------------------------



To the Board of Directors and Stockholders of May & Speh, Inc.


In our opinion, the consolidated statements of operations, of cash flows and of changes in stockholders' equity of May & Speh, Inc. (not presented separately herein) present fairly, in all material respects, its results of operations and its cash flows for the year ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Chicago, Illinois
November 1, 1996

                      ACXIOM CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                            March 31, 1999 and 1998
                             (Dollars in thousands)

                                   1999      1998
             ASSETS              --------  --------
 Current assets:
   Cash and cash equivalents...  $ 12,604  $117,652
   Marketable securities.......       --     11,794
   Trade accounts receivable,
    net (note 12)................ 184,799   122,413
   Refundable income taxes
    (note 9)...................    12,651     7,670
   Deferred income taxes (note
    9).........................    30,643     2,868
   Other current assets (note
    5).........................    61,302    32,307
                                 --------  --------
       Total current assets....   301,999   294,704
 Property and equipment, net of
  accumulated depreciation and
  amortization (notes 4
  and 6).......................   226,381   187,258
 Software, net of accumulated
  amortization of $17,941 in
  1999 and $11,642 in 1998
  (note 3) ....................    37,400    38,673
 Excess of cost over fair value
  of net assets acquired, net
  of accumulated amortization
  of $13,517 in 1999 and $8,585
  in 1998 (note 2) ............   122,483    73,851
 Other assets (note 5).........   201,537    87,148
                                 --------  --------
                                 $889,800  $681,634
                                 ========  ========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 Current liabilities:
   Current installments of
    long-term debt (note 6)....  $ 23,355  $ 10,466
   Trade accounts payable......    60,216    22,876
   Accrued expenses:
     Merger and integration
      costs (note 2)...........    33,181       --
     Payroll...................    18,224    18,466
     Other.....................    25,744    20,846
   Deferred revenue............     7,195    11,547
                                 --------  --------
       Total current
        liabilities............   167,915    84,201
 Long-term debt, excluding
  current installments (note
  6)...........................   325,223   254,240
 Deferred income taxes (note
  9)...........................    38,889    34,968
 Stockholders' equity (notes 2,
  6, 8 and 9):
   Common stock................     8,106     7,592
   Additional paid-in capital..   186,011   122,038
   Retained earnings...........   167,013   182,155
   Accumulated other
    comprehensive income
    (loss).....................      (324)      676
   Unearned ESOP compensation..       --     (2,055)
   Treasury stock, at cost.....    (3,033)   (2,181)
                                 --------  --------
       Total stockholders'
        equity.................   357,773   308,225
 Commitments and contingencies
  (notes 2, 6, 7, 10, 11 and
  14)..........................
                                 --------  --------
                                 $889,800  $681,634
                                 ========  ========

   See accompanying notes to supplemental consolidated financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                   Years ended March 31, 1999, 1998 and 1997
                (Dollars in thousands, except per share amounts)

                                                   1999      1998      1997
                                                 --------  --------  --------
Revenue (notes 2 and 12)........................ $754,057  $592,329  $499,232
Operating costs and expenses (notes 2, 3, 7, 10
 and 11):
  Salaries and benefits.........................  283,659   219,339   178,684
  Computer, communications and other equipment..  111,876    87,529    77,631
  Data costs....................................  111,395    93,382    80,758
  Other operating costs and expenses............  129,764   106,470    93,953
  Special charges (note 2)......................  118,747     4,700       --
                                                 --------  --------  --------
    Total operating costs and expenses..........  755,441   511,420   431,026
                                                 --------  --------  --------
    Income (loss) from operations...............   (1,384)   80,909    68,206
                                                 --------  --------  --------
Other income (expense):
  Interest expense..............................  (17,393)  (10,091)   (5,840)
  Other, net....................................    6,478     4,402       183
                                                 --------  --------  --------
    Total other income..........................  (10,915)   (5,689)   (5,657)
                                                 --------  --------  --------
Earnings (loss) before income taxes.............  (12,299)   75,220    62,549
Income taxes (note 9)...........................    2,843    28,065    23,605
                                                 --------  --------  --------
    Net earnings (loss)......................... $(15,142) $ 47,155  $ 38,944
                                                 ========  ========  ========
Earnings (loss) per share:
  Basic......................................... $   (.19) $    .64  $    .55
                                                 ========  ========  ========
  Diluted....................................... $   (.19) $    .58  $    .49
                                                 ========  ========  ========


   See accompanying notes to supplemental consolidated financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   Years ended March 31, 1999, 1998 and 1997
                             (Dollars in thousands)


                                                     Common stock
                                                   ----------------- Additional
                                                   Number of          paid-in
                                                     shares   Amount  capital
                                                   ---------- ------ ----------
Balances at March 31, 1996........................ 66,859,872 $6,686  $ 53,088
  Pro CD merger (note 2)..........................  3,313,324    331     2,647
  Sale of common stock............................  4,381,362    438    46,828
  Tax benefit of stock options exercised (note 9).        --     --      2,232
  Issuance of common stock warrants...............        --     --      1,300
  Employee stock awards and shares issued to
   employee benefit plans,
   net of treasury shares repurchased.............        --     --      1,359
  ESOP compensation earned........................        --     --        --
  Comprehensive income:
    Foreign currency translation..................        --     --        --
    Net earnings..................................        --     --        --
                                                   ---------- ------  --------
      Total comprehensive income..................
Balances at March 31, 1997........................ 74,554,558  7,455   107,454
  May & Speh merger (note 2)......................     72,160      7       115
  Sale of common stock............................  1,235,971    124     9,158
  Tax benefit of stock options exercised (note 9).        --     --      2,763
  Employee stock awards and shares issued to
   employee benefit plans,
   net of treasury shares repurchased.............     57,529      6     2,548
  ESOP compensation earned........................        --     --        --
  Comprehensive income:
    Foreign currency translation..................        --     --        --
    Net earnings..................................        --     --        --
                                                   ---------- ------  --------
      Total comprehensive income..................
Balances at March 31, 1998........................ 75,920,218  7,592   122,038
  Sale of common stock............................  4,000,000    400    11,850
  Tax benefit of stock options and warrants
   exercised (note 9).............................        --     --     36,393
  Issuance of warrants (note 2)...................        --     --      2,676
  Employee stock awards and shares issued to
   employee benefit plans,
   net of treasury shares repurchased.............  1,144,198    114    13,054
  ESOP compensation earned........................        --     --        --
  Comprehensive loss:
    Foreign currency translation..................        --     --        --
    Net loss......................................        --     --        --
                                                   ---------- ------  --------
      Total comprehensive loss....................
Balances at March 31, 1999........................ 81,064,416 $8,106  $186,011
                                                   ========== ======  ========

   See accompanying notes to supplemental consolidated financial statements.

                          Accumulated                 Treasury stock         Total
                             other       Unearned   -------------------  stockholders'
Comprehensive  Retained  comprehensive     ESOP     Number of               equity
income (loss)  earnings  income (loss) compensation   shares    Amount     (note 7)
-------------  --------  ------------- ------------ ----------  -------  -------------
               $ 96,514     $ (863)      $(8,906)   (1,242,242) $(2,323)   $144,196
                 (4,752)       --            --            --       --       (1,774)
                    --         --            --            --       --       47,266
                    --         --            --            --       --        2,232
                    --         --            --            --       --        1,300

                    --         --            --        145,912     (192)      1,167
                    --         --          3,134           --       --        3,134
     1,141          --       1,141           --            --       --        1,141
    38,944       38,944        --            --            --       --       38,944
  --------     --------     ------       -------    ----------  -------    --------
  $ 40,085
  ========
                130,706        278        (5,772)   (1,096,330)  (2,515)    237,606
                  4,294        --          1,188           --       --        5,604
                    --         --            --            --       --        9,282
                    --         --            --            --       --        2,763

                    --         --            --        259,410      334       2,888
                    --         --          2,529           --       --        2,529

       398          --         398           --            --       --          398
    47,155       47,155        --            --            --       --       47,155
  --------     --------     ------       -------    ----------  -------    --------
  $ 47,553
  ========
                182,155        676        (2,055)     (836,920)  (2,181)    308,225
                    --         --            --            --       --       12,250
                    --         --            --            --       --       36,393
                    --         --            --            --       --        2,676

                    --         --            --        104,649     (852)     12,316
                    --         --          2,055           --       --        2,055

    (1,000)         --      (1,000)          --            --       --       (1,000)
   (15,142)     (15,142)       --            --            --       --      (15,142)
  --------     --------     ------       -------    ----------  -------    --------
  $(16,142)
  ========
               $167,013     $ (324)          --       (732,271) $(3,033)   $357,773
               ========     ======       =======    ==========  =======    ========

                      ACXIOM CORPORATION AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Years ended March 31, 1999, 1998 and 1997
                             (Dollars in thousands)

                                                   1999       1998      1997
                                                 ---------  --------  ---------
Cash flows from operating activities:
 Net earnings (loss)...........................  $ (15,142) $ 47,155  $  38,944
 Adjustments to reconcile net earnings (loss)
  to net cash provided by operating activities:
 Depreciation and amortization.................     64,097    49,808     35,640
 Loss (gain) on disposal or impairment of
  assets.......................................         26      (960)     2,412
 Provision for returns and doubtful accounts...      2,223     3,094      4,462
 Deferred income taxes.........................    (23,854)   12,143      8,163
 Tax benefit of stock options and warrants
  exercised....................................     36,393     2,763      2,232
 ESOP compensation.............................      2,055     2,529      3,134
 Special charges...............................    118,747     4,700        --
 Changes in operating assets and liabilities:
  Accounts receivable..........................    (61,286)  (29,670)   (24,683)
  Other assets.................................    (62,446)  (41,998)   (16,930)
  Accounts payable and other liabilities.......     27,983    20,624     (9,218)
  Merger and integration costs.................    (28,385)   (4,700)       --
                                                 ---------  --------  ---------
   Net cash provided by operating activities...     60,411    65,488     44,156
                                                 ---------  --------  ---------
Cash flows from investing activities:
 Proceeds from the disposition of assets.......        733    15,340      2,385
 Proceeds from sale of marketable securities...     11,794    19,021     12,919
 Purchases of marketable securities............        --     (5,778)   (31,366)
 Cash received in merger.......................        --        --          21
 Development of software.......................    (18,544)  (21,411)   (10,715)
 Capital expenditures..........................   (127,880)  (68,093)   (65,286)
 Investments in joint ventures.................    (10,400)   (6,072)       --
 Net cash paid in acquisitions (note 2)........    (45,983)  (19,841)   (16,223)
                                                 ---------  --------  ---------
   Net cash used in investing activities.......   (190,280)  (86,834)  (108,265)
                                                 ---------  --------  ---------
Cash flows from financing activities:
 Proceeds from debt............................     18,939   125,820     39,509
 Payments of debt..............................    (18,607)  (10,542)   (20,994)
 Sale of common stock..........................     24,566    12,171     48,433
                                                 ---------  --------  ---------
   Net cash provided by financing activities...     24,898   127,449     66,948
                                                 ---------  --------  ---------
Effect of exchange rate changes on cash........        (77)        2        --
                                                 ---------  --------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................   (105,048)  106,105      2,839
Cash and cash equivalents at beginning of year.    117,652    11,547     12,132
                                                 ---------  --------  ---------
Cash and cash equivalents at end of year.......  $  12,604  $117,652  $  14,971
                                                 =========  ========  =========
Supplemental cash flow information:
 Cash paid (received) during the year for:
 Interest......................................  $  15,608  $  9,350  $   5,147
 Income taxes..................................     (4,715)   13,360     15,936
 Noncash financing and investing activities:
 Issuance of warrants..........................      2,676       --       1,300
 Enterprise software licenses acquired under
  software obligation..........................     74,638    10,949        --
 Acquisition of property and equipment under
  capital lease................................        --     14,939     11,373
 Convertible debt issued in acquisition (note
  2)...........................................        --        --      25,000
                                                 =========  ========  =========

   See accompanying notes to supplemental consolidated financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1999, 1998 and 1997

(1) Summary of Significant Accounting Policies

 (a) Description of Business

   Acxiom Corporation ("Acxiom" or the "Company") provides information management solutions using customer, consumer and business data, primarily for marketing applications. Business segments of the Company provide list services, data warehousing, consulting, data content, fulfillment services, and outsourcing and facilities management services primarily in the United States (U.S.) and United Kingdom (U.K.).

 (b) Basis of Presentation and Principles of Consolidation

   The supplemental consolidated financial statements give retroactive effect to the merger of Acxiom Corporation and Computer Graphics of Arizona, Inc. on May 28, 1999, which has been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of Acxiom Corporation and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

   The supplemental consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method and investments in less than 20% owned entities are accounted for at cost.

 (c) Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these supplemental consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (d) Marketable Securities

   Marketable securities are stated at cost which approximates fair market value; gains and losses are recognized in the period realized. The Company has classified its securities as available for sale.

 (e) Accounts Receivable

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions. Although the Company has several large individual customers, concentrations of credit risk are limited because of the diversity of the Company's customers.

   Trade accounts receivable are presented net of allowances for doubtful accounts and credits of $5.6 million and $3.8 million in 1999 and 1998, respectively.

 (f) Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 5-31.5 years; office furniture and equipment, 3-12 years; and data processing equipment, 2-10 years.

   Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included with long-term debt. Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

                      ACXIOM CORPORATION AND SUBSIDIARIES

 (g) Software and Research and Development Costs

   Capitalized and purchased software costs are amortized on a straight-line basis over the remaining estimated economic life of the product, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. Research and development costs incurred prior to establishing technological feasibility of software products are charged to operations as incurred.

 (h) Excess of Cost Over Fair Value of Net Assets Acquired

   The excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions ("goodwill") is being amortized on a straight-line basis over 15 to 40 years from acquisition dates. The Company periodically evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from the projected, undiscounted net cash flows of the related business unit. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

 (i) Revenue Recognition

   Revenue from services, including consulting, list processing and data warehousing, and from information technology outsourcing services, including facilities management contracts, are recognized as services are performed. In the case of long-term outsourcing contracts, capital expenditures incurred in connection with the contract are capitalized and amortized over the term of the contract whereby profit is recognized under the contracts at a consistent rate of margin as services are performed under the contract. In certain outsourcing contracts, additional revenue is recognized based upon attaining certain annual margin improvements or cost savings over performance benchmarks as specified in the contracts. Such additional revenue is recognized when it is determinable that such benchmarks have been met.

   Revenue from sales and licensing of software and data are recognized when the software and data are delivered, the fee for such data is fixed or determinable, and collectibility of such fee is probable. Software and data file maintenance is recognized over the term of the agreements. In the case of multiple-element software and data arrangements, revenue is allocated to the respective elements based upon their relative fair values. Billed but unearned portions of revenue are deferred.

 (j) Income Taxes

   The Company and its domestic subsidiaries file a consolidated Federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (k) Foreign Currency Translation

   The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted average exchange rate for the period. Gains or losses

                      ACXIOM CORPORATION AND SUBSIDIARIES
resulting from translating foreign currency financial statements are included in accumulated other comprehensive income (loss) in the statement of stockholders' equity.

 (l) Earnings Per Share

   A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share is shown below (in thousands, except per share amounts):

                                                        1999     1998    1997
                                                      --------  ------- -------
      Basic earnings per share:
        Numerator-net earnings (loss)................ $(15,142) $47,155 $38,944
                                                      ========  ======= =======
        Denominator-weighted average shares
         outstanding.................................   77,840   74,070  71,150
                                                      ========  ======= =======
        Earnings (loss) per share.................... $   (.19) $   .64 $   .55
                                                      ========  ======= =======
      Diluted earnings per share:
        Numerator:
          Net earnings (loss)........................ $(15,142) $47,155 $38,944
          Interest expense on convertible debt (net
           of tax effect)............................      --       465     445
                                                      --------  ------- -------
                                                      $(15,142) $47,620 $39,389
                                                      ========  ======= =======
      Denominator:
        Weighted average shares outstanding..........   77,840   74,070  71,150
        Effect of common stock options...............      --     3,593   3,782
        Effect of common stock warrant...............      --     3,015   3,004
        Convertible debt.............................      --     2,102   2,000
                                                      --------  ------- -------
                                                        77,840   82,780  79,936
                                                      ========  ======= =======
      Earnings (loss) per share...................... $   (.19) $   .58 $   .49
                                                      ========  ======= =======

   All potentially dilutive securities were excluded from the above calculations for the year ended March 31, 1999 because they were antidilutive. The equivalent share effects of common stock options and warrants which were excluded were 5,632. Potentially dilutive shares related to the convertible debt which were excluded were 7,783. Also, interest expense on the convertible debt (net of income tax effect) excluded in computing diluted loss per share was $4,257.

   Options to purchase shares of common stock that were outstanding during 1999, 1998 and 1997 but were not included in the computation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares are shown below (in thousands, except per share amounts):

                                          1999          1998          1997
                                      ------------- ------------- -------------
      Number of shares under option.      1,491         2,176         1,432
      Range of exercise prices......  $24.24-$54.00 $15.94-$35.92 $18.61-$35.00

 (m) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                      ACXIOM CORPORATION AND SUBSIDIARIES

 (n)Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

 (o)Reclassifications

   To conform to the 1999 presentation, certain accounts for 1998 and 1997 have been reclassified. The reclassifications had no effect on net earnings for 1998 and 1997.

(2) Acquisitions

   On May 28, 1999, the Company completed the acquisition of Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies in a stock-for-stock merger. The Company issued 1,871,343 shares of its common stock in exchange for all outstanding common stock of Computer Graphics. Computer Graphics, a privately held enterprise headquartered in Phoenix, Arizona, is a computer service business principally serving financial services direct marketers. The acquisition was accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Computer Graphics.

   Effective January 1, 1999, the Company acquired three database marketing units from Deluxe Corporation ("Deluxe"). The purchase price was $23.6 million, of which $18.0 million was paid in cash at closing and the remainder was paid in April 1999. Deluxe's results of operations are included in the Company's consolidated results of operations beginning January 1, 1999. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $21.9 million is being amortized using the straight-line method over 15 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.

   On September 17, 1998, the Company issued 20,858,923 shares of its common stock in exchange for all outstanding capital stock of May & Speh, Inc. ("May & Speh"). Additionally, the Company assumed all of the outstanding options granted under May & Speh's stock option plans with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. This business combination has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of May & Speh.

   The results of operations previously reported by Acxiom, May & Speh and Computer Graphics and the combined amounts presented in the accompanying supplemental consolidated financial statements are summarized below.

                                                       1999      1998     1997
                                                     --------  -------- --------
      Revenue:
        Acxiom...................................... $729,984  $465,065 $402,016
        May & Speh..................................      --    103,955   77,223
        Computer Graphics...........................   24,073    23,309   19,993
                                                     --------  -------- --------
        Combined.................................... $754,057  $592,329 $499,232
                                                     ========  ======== ========
      Net earnings (loss):
        Acxiom...................................... $(16,430) $ 35,597 $ 27,512
        May & Speh..................................      --     10,458   10,223
        Computer Graphics...........................    1,288     1,100    1,209
                                                     --------  -------- --------
        Combined.................................... $(15,142) $ 47,155 $ 38,944
                                                     ========  ======== ========

                      ACXIOM CORPORATION AND SUBSIDIARIES

   Included in the statement of operations for the year ended March 31, 1999 are revenue of $66.6 million and net earnings of $9.3 million for May & Speh for the period from April 1, 1998 to September 17, 1998.

   Prior to the combination, May & Speh's fiscal year ended September 30. In recording the pooling-of-interests combination, May & Speh's consolidated financial statements as of and for the year ended March 31, 1998 were combined with Acxiom's consolidated financial statements for the same period and May & Speh's consolidated financial statements as of and for the year ended September 30, 1996 were combined with Acxiom's consolidated financial statements as of and for the year ended March 31, 1997. May & Speh's unaudited consolidated results of operations for the six months ended March 31, 1997 included revenue of $42.9 million and net earnings of $4.3 million. An adjustment has been made to retained earnings as of March 31, 1997 to record the net earnings of May & Speh for the six months ended March 31, 1997.

   During the year ended March 31, 1999, the Company recorded special charges totaling $118.7 million related to merger and integration charges associated with the May & Speh merger and the write down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs to be paid to investment bankers, accountants, and attorneys; $8.1 million in associate-related reserves, principally employment contract termination costs and severance costs; $48.5 million in contract termination costs; $11.5 million for the write down of software; $29.3 million for the write down of property and equipment; $7.8 million for the write down of goodwill and other assets; and $2.8 million in other write downs and accruals.

   The transaction costs are fees which were incurred as a direct result of the merger transaction. The associate-related reserves include 1) payments to be made under a previously existing employment agreement with one terminated May & Speh executive in the amount of $3.5 million, 2) payments to be made under previously existing employment agreements with seven May & Speh executives who are remaining with Acxiom, but are entitled to payments totaling $3.6 million due to the termination of their employment agreements, and 3) involuntary termination benefits aggregating $1.0 million to seven May & Speh and Company employees whose positions have been or will be eliminated. One of the seven positions, for which $0.7 million was accrued, was not related to the May & Speh merger, but related to a Company associate whose position was eliminated as a result of the closure of the Company's New Jersey business location. As of March 31, 1999, one of the seven associates has been terminated.

   The contract termination costs are costs which have been incurred to terminate duplicative software contracts. The amounts recorded represent cash payments which the Company has made or will make to the software vendors to terminate existing May & Speh agreements.

   For all other write downs and costs, the Company performed an analysis as required under Statement of Financial Accounting Standards ("SFAS") No. 121 to determine whether and to what extent any assets were impaired as a result of the merger. The analysis included estimating expected future cash flows from each of the assets which were expected to be held and used by the Company. These expected cash flows were compared to the carrying amount of each asset to determine whether an impairment existed. If an impairment was indicated, the asset was written down to its fair value. Quoted market prices were used to estimate fair value when market prices were available. In cases where quoted prices were not available, the Company estimated fair value using internal valuation sources. In the case of assets to be disposed of, the Company compared the carrying value of the asset to its estimated fair value, and if an impairment was indicated, wrote the asset down to its estimated fair value.

   Approximately $110.1 million of the charge was for duplicative assets or costs directly attributable to the May & Speh merger. The remaining $8.6 million related to other impaired assets which were impaired during

                      ACXIOM CORPORATION AND SUBSIDIARIES
the year, primarily $5.7 million related to goodwill and shut-down costs associated with the closing of certain business locations in New Jersey, Malaysia, and the Netherlands. Special charges in 1998 relate to employee severance payments made to former May & Speh executives.

   The following table shows the balances which were initially accrued as of September 30, 1998, and the changes in those balances during the remainder of the year ended March 31, 1999 (dollars in thousands):

                                      September 30,                    March 31,
                                          1998      Additions Payments   1999
                                      ------------- --------- -------- ---------
      Transaction costs..............    $ 9,163        --    $ 9,163       --
      Associate-related reserves.....      6,783     $1,375     3,804   $ 4,354
      Contract termination costs.....     40,500        --     13,500    27,000
      Other accruals.................      3,745        --      1,918     1,827
                                         -------     ------   -------   -------
                                         $60,191     $1,375   $28,385   $33,181
                                         =======     ======   =======   =======

   The associate-related reserves and contract termination costs will be substantially paid out during fiscal 2000. The other accruals will be paid out over periods ranging up to five years.

   Effective May 1, 1998, May & Speh acquired substantially all of the assets of SIGMA Marketing Group, Inc. ("Sigma"), a full-service database marketing company headquartered in Rochester, New York. Under the terms of the agreement, May & Speh paid $15 million at closing for substantially all of Sigma's assets, and will pay the former owners up to an additional $6 million, the substantial portion of which is contingent on certain operating objectives being met. Sigma's former owners were also issued warrants to acquire 276,800 shares of the Company's common stock at a price of $17.50 per share in connection with the transaction. Sigma's results of operations are included in the Company's consolidated results of operations beginning May 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $23.2 million is being amortized using the straight-line method over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.

   Effective April 1, 1998, the Company purchased the outstanding stock of Normadress, a French company located in Paris. Normadress provides database and direct marketing services to its customers. The purchase price was 20 million French Francs (approximately $3.4 million) in cash and other additional cash consideration of which approximately $900,000 is guaranteed and the remainder is based on the future performance of Normadress. Normadress' results of operations are included in the Company's consolidated results of operations beginning April 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $5.7 million is being amortized using the straight-line method over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.

   Effective October 1, 1997, the Company acquired 100% ownership of MultiNational Concepts, Ltd. ("MultiNational") and Catalog Marketing Services, Inc. (d/b/a Shop the World by Mail), entities under common control (collectively "STW"). Total consideration was $4.6 million (net of cash acquired) and other cash consideration based on the future performance of STW. MultiNational, headquartered in Hoboken, New Jersey, is an international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets. Shop the World by Mail, headquartered in Sarasota, Florida, provides cooperative customer acquisition programs, and also produces an international catalog of catalogs whereby end-customers in over 60 countries can order catalogs from around the world.

   Also effective October 1, 1997, the Company acquired Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated (collectively "Buckley Dement"). Buckley Dement, headquartered in Skokie, Illinois,

                      ACXIOM CORPORATION AND SUBSIDIARIES
provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. Total consideration was $14.2 million (net of cash acquired) and other cash consideration based on the future performance of Buckley Dement.

   Both the Buckley Dement and STW acquisitions are accounted for as purchases and their operating results are included with the Company's results beginning October 1, 1997. The purchase price for the two acquisitions exceeded the fair value of net assets acquired by $12.6 million and $5.2 million for Buckley Dement and STW, respectively. The resulting excess of cost over net assets acquired is being amortized over 20 years. The pro forma effect of the acquisitions are not material to the Company's consolidated results of operations for the periods reported.

   On April 9, 1996, the Company issued 3,313,324 shares of its common stock for all of the outstanding common stock and common stock options of Pro CD, Inc., ("Pro CD"). Headquartered in Danvers, Massachusetts, Pro CD is a publisher of reference software on CD-ROM. The business combination was accounted for as a pooling-of-interests. The stockholders' equity and operations of Pro CD were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of April 1, 1996, without restating prior years' financial statements to reflect the pooling-of-interests. At April 1, 1996 Pro CD's liabilities exceeded its assets by $1.8 million.

   Also in April, 1996, the Company acquired the assets of Direct Media/DMI, Inc. ("DMI") for $25 million and the assumption of certain liabilities of DMI. The $25 million purchase price was payable in three years, and could, at DMI's option, be paid in two million shares of Acxiom common stock in lieu of cash plus accrued interest. Subsequent to March 31, 1999, the holder of the convertible note elected to receive the two million shares of the Company's common stock in lieu of cash. Headquartered in Greenwich, Connecticut, DMI provides list brokerage, management and consulting services to business-to-business and consumer list owners and mailers. At April 1, 1996 the liabilities assumed by the Company exceeded the fair value of the net assets acquired from DMI by approximately $1.0 million. The resulting excess of purchase price over fair value of net assets acquired of $26.0 million is being amortized over 20 years. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of DMI are included in the consolidated results of operations from the date of its acquisition.

   Also subsequent to March 31, 1999, the Company acquired the assets of Horizon Systems, Inc. ("Horizon") for $16.0 million in cash and common stock of the Company and the assumption of certain liabilities of Horizon, and other cash and stock considerations based on the future performance of Horizon.

(3) Software and Research and Development Costs

   The Company recorded amortization expense related to internally developed computer software of $8.3 million, $5.9 million and $5.4 million in 1999, 1998 and 1997, respectively. Additionally, research and development costs of $17.8 million, $13.7 million and $13.0 million were charged to operations during 1999, 1998 and 1997, respectively.

                      ACXIOM CORPORATION AND SUBSIDIARIES

(4) Property and Equipment

   Property and equipment is summarized as follows (dollars in thousands):

                                                                1999     1998
                                                              -------- --------
      Land................................................... $  8,224 $  8,427
      Buildings and improvements.............................   92,417   75,969
      Office furniture and equipment.........................   36,765   24,777
      Data processing equipment..............................  204,435  194,392
                                                              -------- --------
                                                               341,841  303,565
      Less accumulated depreciation and amortization.........  115,460  116,307
                                                              -------- --------
                                                              $226,381 $187,258
                                                              ======== ========

(5) Other Assets

   Included in other assets are unamortized outsourcing capital expenditure costs in the amount of $28.4 million and $25.0 million as of March 31, 1999 and 1998, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $24.9 million and $20.3 million as of March 31, 1999 and 1998, respectively. The current portion of such receivables is included in other current assets in the amount of $24.6 million and $9.5 million as of March 31, 1999 and 1998, respectively. Certain of the noncurrent receivables have no stated interest rate. In such cases, such receivables have been discounted using an appropriate imputed interest rate based upon the customer, type of agreement, collateral and payment terms. This discount is being recognized into income using the interest method. Also included in other assets are capitalized software license agreements of $103.5 million and $19.8 million as of March 31, 1999 and 1998, respectively.

                      ACXIOM CORPORATION AND SUBSIDIARIES

(6) Long-Term Debt

   Long-term debt consists of the following (dollars in thousands):

                                                                1999     1998
                                                              -------- --------
      5.25% Convertible subordinated notes due 2003.........  $115,000 $115,000
      Unsecured revolving credit agreement..................    55,384   36,445
      6.92% Senior notes due March 30, 2007, payable in
       annual installments of $4,286 commencing March 30,
       2001; interest is payable semi-annually..............    30,000   30,000
      3.12% Convertible note, interest and principal due
       April 30, 1999; convertible at maturity into two
       million shares of common stock (note 2)..............    25,000   25,000
      Capital leases on land, buildings and equipment
       payable in monthly payments of $357 of principal and
       interest; remaining terms of from five to twenty
       years; interest rates at approximately 8%............    20,587   22,818
      Software license liabilities payable over terms of
       from five to seven years; effective interest rates at
       approximately 6%.....................................    76,748   10,949
      8.5% unsecured term loan; quarterly principal payments
       of $200 plus interest with the balance due in 2003...     9,000    9,800
      9.75% Senior notes, due May 1, 2000, payable in annual
       installments of $2,143 each May 1; interest is
       payable semi-annually................................     4,286    6,429
      ESOP loan (note 11)...................................       --     1,782
      Other capital leases, debt and long-term liabilities..    12,573    6,483
                                                              -------- --------
        Total long-term debt................................   348,578  264,706
      Less current installments.............................    23,355   10,466
                                                              -------- --------
        Long-term debt, excluding current installments......  $325,223 $254,240
                                                              ======== ========

   In March 1998, May & Speh completed an offering of $115 million 5.25% convertible subordinated notes due 2003. The notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $19.89 per share. The notes also are redeemable, in whole or in part, at the option of the Company at any time on or after April 3, 2001. The total net proceeds to the Company were approximately $110.8 million after deducting underwriting discounts and commissions and estimated offering expenses.

   The unsecured revolving credit agreement, which expires January 31, 2003 provides for revolving loans and letters of credit in amounts of up to $125 million. The terms of the credit agreement provide for interest at the prime rate (or, at other alternative market rates at the Company's option). At March 31, 1999, the effective rate was 6.275%. The agreement requires a commitment fee equal to 3/16 of 1% on the average unused portion of the loan. The Company also has another unsecured line of credit amounting to $1.5 million of which none was outstanding at March 31, 1999 or 1998. The other unsecured line expires August 31, 1999 and bears interest at approximately the same rate as the revolving credit agreement.

   In connection with the construction of the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the construction loans for the buildings. The aggregate amount of the guarantees at March 31, 1999 was $8.2 million. The total cost of the two building projects is expected to be approximately $19.5 million.

                      ACXIOM CORPORATION AND SUBSIDIARIES

   Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels and working capital, debt-to-equity and debt service coverage ratios. At March 31, 1999, due to the merger with May & Speh and the special charges booked during the year, the Company was in violation of certain restrictive covenants under the unsecured revolving credit agreement and the 9.75% senior notes. The violations of each of these agreements has been waived by the respective lenders. The violations occurred as a result of the net loss reported by the Company for the quarter ended September 30, 1998. Since these calculations are performed using the latest four quarters' income statements and cash flows, the violation has been waived through the June 30, 1999 quarter. After this date the violations will have been cured since the bulk of the special charges will no longer be included in the 12-month period of the applicable calculations. The aggregate maturities of long-term debt for the five years ending March 31, 2004 are as follows: 2000, $23.4 million; 2001, $27.8 million; 2002, $23.6 million; 2003, $112.2 million;
and 2004, $132.3 million.

(7) Leases

   The Company leases data processing equipment, office furniture and equipment, land and office space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases for the five years ending March 31, 2004 are as follows: 2000, $22.9 million; 2001, $18.0 million; 2002, $12.0 million; 2003, $8.9 million; and 2004, $7.2 million.

   Total rental expense on operating leases was $24.7 million, $15.2 million and $18.4 million for the years ended March 31, 1999, 1998 and 1997, respectively.

(8) Stockholders' Equity

   The Company has authorized 200 million shares of $.10 par value common stock and 1 million shares of $1.00 par value preferred stock. The Board of Directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.

   On March 29, 1996, May & Speh completed an initial public offering of 3,350,000 shares of its common stock (2,680,000 shares as adjusted for merger with Acxiom) and on April 24, 1996 completed the offering of an additional 1,005,000 shares of common stock (804,000 shares as adjusted) that were subject to an over-allotment granted to the underwriters of the offering. Total net proceeds from the offering were approximately $43.5 million.

   On March 30, 1998, May & Speh also completed an offering of 325,000 shares of its common stock (260,000 shares as adjusted). Total net proceeds were approximately $3.5 million.

   In connection with its data center management agreement entered into in August, 1992 with Trans Union LLC, the Company issued a warrant, which expired on August 31, 2000 and entitled Trans Union to acquire up to 4 million additional shares of newly-issued common stock. The exercise price for the warrant stock was $3.06 per share through August 31, 1998 and increased $.25 per share in each of the two years subsequent to August 31, 1998. The warrant was exercised for 4 million shares on August 31, 1998. The Company intends to record $68.0 million as additional sales discounts on its tax return for the difference in the fair value of the stock on the date the warrant was exercised and the fair value of the warrant on the date the warrant was issued (note 9).

                      ACXIOM CORPORATION AND SUBSIDIARIES

   The Company has for its U.S. employees a Key Employee Stock Option Plan ("Plan") for which 15.2 million shares of the Company's common stock have been reserved. The Company has for its U.K. employees a U.K. Share Option Scheme ("Scheme") for which 1.6 million shares of the Company's common stock have been reserved. These plans provide that the option price, as determined by the Board of Directors, will be at least the fair market value at the time of the grant. The term of nonqualified options is also determined by the Board of Directors. Incentive options granted under the plans must be exercised within 10 years after the date of the option. At March 31, 1999, 3,427,678 shares and 822,763 shares are available for future grants under the Plan and the Scheme, respectively.

   May & Speh had options outstanding under two separate plans at March 31, 1998. Generally, such options vest and become exercisable in five equal annual increments beginning one year after the issue date and expire 10 years after the issue date except in the event of change in control of May & Speh all options become fully vested and exercisable. Pursuant to the merger, the Company assumed all of the currently outstanding options granted under the May & Speh plans with the result that shares of the Company's common stock become subject to issuance upon exercise of such options.

   Activity in stock options was as follows:

                                                           Weighted
                                                            average   Number of
                                               Number of     price     shares
                                                 shares    per share exercisable
                                               ----------  --------- -----------
      Outstanding at March 31, 1996...........  9,509,746   $ 7.18    3,467,728
        Granted...............................  1,300,811    17.29
        Pro CD acquisition (note 2)...........    294,132     1.76
        Exercised.............................   (835,369)    2.41
        Terminated............................    (93,255)    7.29
                                               ----------
      Outstanding at March 31, 1997........... 10,176,065     8.31    3,974,265
        May & Speh acquisition (note 2).......    217,440    16.89
        Granted...............................  2,143,176    14.88
        Exercised.............................   (977,511)    3.86
        Terminated............................   (157,190)   11.89
                                               ----------
      Outstanding at March 31, 1998            11,401,980     9.63    5,316,861
        Granted...............................  1,066,891    27.82
        Exercised.............................   (937,411)    6.95
        Terminated............................   (115,462)   12.96
                                               ----------
      Outstanding at March 31, 1999........... 11,415,998    12.19    7,913,294
                                               ==========

                      ACXIOM CORPORATION AND SUBSIDIARIES

   The per share weighted-average fair value of stock options granted during fiscal 1999, 1998 and 1997 was $13.43, $9.91 and $8.61, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield of 0% for 1999, 1998 and 1997; risk-free interest rate of 5.44% in 1999, 6.79% in 1998, 6.71% in 1997;
expected option life of 10 years for 1999, 1998 and 1997; and expected volatility of 40.48% in 1999, 38.69% in 1998 and 34.85% in 1997.

   Following is a summary of stock options outstanding as of March 31, 1999:

                         Options outstanding              Options exercisable
                  -------------------------------------  -----------------------
                                 Weighted     Weighted                 Weighted
                                  average     average                  average
    Range of                     remaining    exercise                 exercise
    exercise        Options     contractual     per        Options       per
     prices       outstanding      life        share     exercisable    share
 --------------   -----------   -----------   --------   -----------   --------
 $ 1.38 -  2.54    1,239,220     6.33 years    $ 2.19     1,148,996     $ 2.23
   2.56 -  3.13    1,367,719     4.81 years      2.83     1,190,833       2.79
   3.37 -  6.25    2,261,009     5.06 years      5.42     1,616,736       5.29
   7.43 - 11.75    1,372,414     6.76 years     10.37     1,146,462      10.44
  11.82 - 15.63    1,265,951     7.32 years     13.88       949,646      13.98
  15.69 - 18.13    1,350,611    10.67 years     16.55     1,168,925      16.47
  18.38 - 24.81    1,849,793     8.21 years     22.54       550,589      22.33
  24.84 - 51.97      677,947    13.11 years     33.61       141,107      27.64
  52.05 - 54.00       31,334    14.61 years     52.08           --         --
                  ----------    -----------    ------     ---------     ------
                  11,415,998     7.30 years    $12.19     7,913,294     $ 9.49
                  ==========    ===========    ======     =========     ======

   The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of operations for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the Company's net earnings (loss) would have been reduced/increased to the following pro forma amounts for the years ended March 31 (dollars in thousands, except per share amounts):

                                                         1999     1998    1997
                                                       --------  ------- -------
Net earnings (loss)....................... As reported $(15,142) $47,155 $38,944
                                           Pro forma    (32,302)  40,725  37,881
Basic earnings (loss) per share........... As reported     (.19)     .64     .55
                                           Pro forma       (.41)     .55     .53
Diluted earnings (loss) per share......... As reported     (.19)     .58     .49
                                           Pro forma       (.41)     .50     .48

   Pro forma net earnings (loss) reflect only options granted after fiscal 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 8-9 years and compensation cost for options granted prior to April 1, 1995 is not considered.

   The Company maintains an employee stock purchase plan which provides for the purchase of shares of common stock at 85% of the market price. There were 129,741, 125,151 and 110,332 shares purchased under the plan during the years ended March 31, 1999, 1998 and 1997, respectively.

                      ACXIOM CORPORATION AND SUBSIDIARIES

(9) Income Taxes

   Total income tax expense (benefit) was allocated as follows (dollars in thousands):

                                                     1999     1998     1997
                                                   --------  -------  -------
      Income from operations...................... $  2,843  $28,065  $23,605
      Stockholders' equity, for expenses for tax
       purposes in excess of amounts recognized
       for financial reporting purposes:
        Compensation..............................   (9,178)  (2,763)  (2,232)
        Sale discounts (note 8)...................  (27,215)     --       --
                                                   --------  -------  -------
                                                   $(33,550) $25,302  $21,373
                                                   ========  =======  =======

   Income tax expense (benefit) attributable to earnings (loss) from operations consists of (dollars in thousands):

                                                         1999     1998    1997
                                                       --------  ------- -------
      Current expense:
        Federal....................................... $ 18,285  $12,889 $13,714
        Foreign.......................................    1,165    1,206      83
        State.........................................    7,247    1,827   1,645
                                                       --------  ------- -------
                                                         26,697   15,922  15,442
                                                       --------  ------- -------
      Deferred expense (benefit):
        Federal.......................................  (14,780)   9,792   5,979
        Foreign.......................................     (248)      23     687
        State.........................................   (8,826)   2,328   1,497
                                                       --------  ------- -------
                                                        (23,854)  12,143   8,163
                                                       --------  ------- -------
          Total tax expense........................... $  2,843  $28,065 $23,605
                                                       ========  ======= =======

   The actual income tax expense (benefit) attributable to earnings (loss) from operations differs from the expected tax expense (benefit) (computed by applying the U.S. Federal corporate tax rate of 35% to earnings (loss) before income taxes) as follows (dollars in thousands):

                                                       1999     1998     1997
                                                      -------  -------  -------
      Computed expected tax expense (benefit).......  $(4,305) $26,327  $21,892
      Increase (reduction) in income taxes resulting
       from:
        Nondeductible merger and integration
         expenses...................................    7,836      --       --
        State income taxes, net of Federal income
         tax benefit................................   (1,026)   2,701    2,042
        Research and experimentation credits........     (265)    (715)    (683)
        Other.......................................      603     (248)     354
                                                      -------  -------  -------
                                                      $ 2,843  $28,065  $23,605
                                                      =======  =======  =======

                      ACXIOM CORPORATION AND SUBSIDIARIES

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 1999 and 1998 are presented below (dollars in thousands).

                                                              1999      1998
                                                            --------  --------
      Deferred tax assets:
        Accrued expenses not currently deductible for tax
         purposes.......................................... $ 20,633  $  2,150
        Investments, principally due to differences in
         basis for tax and financial reporting purposes....      328       676
        Net operating loss carryforwards...................    7,986       --
        Other..............................................    1,696       846
                                                            --------  --------
          Total deferred tax assets........................   30,643     3,672
                                                            --------  --------
      Deferred tax liabilities:
        Property and equipment, principally due to
         differences in depreciation.......................  (12,887)  (11,099)
        Intangible assets, principally due to differences
         in amortization...................................   (3,624)   (2,212)
        Capitalized software and other costs expensed as
         incurred for tax purposes.........................  (20,501)  (20,618)
        Installment sale gains for tax purposes............   (1,877)   (1,843)
                                                            --------  --------
          Total deferred tax liabilities...................  (38,889)  (35,772)
                                                            --------  --------
          Net deferred tax liability....................... $ (8,246) $(32,100)
                                                            ========  ========

   At March 31, 1999, the Company had available tax benefits associated with state tax operating loss carryforwards of $45.7 million which expire annually in varying amounts to 2014. The deferred tax effect of such carryforwards are included above.

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of substantial profitability and taxable income and its utilization of tax planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of any valuation allowances.

(10) Related Party Transactions

   The Company leases certain equipment from a business partially owned by an officer. Rent expense under these leases was approximately $797,000 during the years ended March 31, 1999, 1998 and 1997, respectively. Under the terms of the lease in effect at March 31, 1999 the Company will make monthly lease payments of $66,000 through December, 2001. The Company has agreed to pay the difference, if any, between the sales price of the equipment and 70 percent of the lessor's related loan balance (approximately $5.0 million at March 31, 1999) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial five year term and the lessor sells the equipment as a result thereof.

(11) Retirement Plans

   The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental non-qualified deferred compensation plan for certain management

                      ACXIOM CORPORATION AND SUBSIDIARIES
employees. The Company matches 50% of the employee's salary deferred contributions under both plans up to 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the Board of Directors.

   Effective October 1, 1988, May & Speh established the May & Speh, Inc. Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all of its employees. May & Speh borrowed $22,500,000 from a bank ("ESOP Loan") and loaned the proceeds to the ESOP for the purpose of providing the ESOP sufficient funds to purchase 9,887,340 shares of May & Speh's common stock at $2.28 per share. The terms of the ESOP agreement required May & Speh to make minimum contributions sufficient to meet the ESOP's debt service obligations. During the year ended March 31, 1999, the ESOP loan was paid in full and the ESOP was merged into the Company's retirement savings plan.

   Company contributions for the above plans amounted to approximately $4.8 million, $4.3 million and $3.9 million in 1999, 1998 and 1997, respectively.

(12) Major Customers

   In 1999 and 1998, the Company had one major customer who accounted for more than 10% of revenue, and in 1997, the Company had two major customers who accounted for more than 10% of revenue. Allstate Insurance Company ("Allstate") accounted for revenue of $82.2 million (10.9%), $74.7 million (12.6%) and $67.7 million (13.6%) in 1999, 1998 and 1997, respectively, and Trans Union accounted for revenue of $56.6 million (11.3%) in 1997. At March 31, 1999, accounts receivable from Allstate was $12.0 million.

(13) Foreign Operations

   Foreign operations are conducted primarily in the United Kingdom. The following table shows financial information by geographic area for the years 1999, 1998 and 1997 (dollars in thousands).

                                                    United
                                                    States  Foreign Consolidated
                                                   -------- ------- ------------
      1999:
        Revenue................................... $712,907 $41,150   $754,057
        Long-lived assets.........................  454,631  10,687    465,318
                                                   ======== =======   ========
      1998:
        Revenue...................................  557,683  34,646    592,329
        Long-lived assets.........................  305,219   7,860    313,079
                                                   ======== =======   ========
      1997:
        Revenue...................................  470,812  28,420    499,232
        Long-lived assets.........................  207,717   6,106    213,823
                                                   ======== =======   ========

(14) Contingencies

   The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or its expected future consolidated results of operations.

(15) Dispositions

   Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a wholly-owned subsidiary of American Business Information, Inc. ("ABI"). ABI is now known as infoUSA, Inc. ABI

                      ACXIOM CORPORATION AND SUBSIDIARIES
acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18.0 million, which included consideration for a compiled telephone book data license. The Company also entered into a data license agreement with ABI under which the Company will pay ABI $8.0 million over a two-year period, and a technology and data license agreement under which ABI will pay the Company $8.0 million over a two-year period. In conjunction with the sale to ABI, the Company also recorded certain valuation and contingency reserves. Included in other income for the year ended March 31, 1998 is the gain on disposal related to this transaction of $855,000.

(16) Fair Value of Financial Instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Cash and cash equivalents, marketable securities, trade receivables, short-term borrowings, and trade payables--The carrying amount approximates fair value because of the short maturity of these instruments.

     Long-term debt--The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term debt was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 1999 the estimated fair value of long-term debt approximates its carrying value.

(17) Segment Information

   SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") requires reporting segment information consistent with the way management internally disaggregates an entity's operations to assess performance and to allocate resources. As required, the Company adopted the provisions of SFAS 131 in its fiscal 1999 consolidated financial statements and has presented its prior-year segment information to conform to SFAS 131's requirements.

   The Company's business segments consist of Services, Data Products, and Information Technology Management. The Services segment substantially consists of consulting, database and data warehousing and list processing services. The Data Products segment includes all of the Company's data content products. Information Technology Management includes information technology outsourcing and facilities management for data center management, network management, client server management and other complementary information technology services. The Company evaluates performance of the segments based on segment operating income, which excludes special charges. The Company accounts for sales of certain data products as revenue in both the Data Products segment and revenue of the Services segment which billed the customer. The duplicate revenues are eliminated in consolidation.

                      ACXIOM CORPORATION AND SUBSIDIARIES

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


   The following tables present information by business segment (dollars in thousands):

                                                     1999      1998      1997
                                                   --------  --------  --------
      Services.................................... $444,020  $331,713  $274,751
      Data Products...............................  186,706   155,206   135,449
      Information Technology Management...........  164,453   128,366   109,497
      Intercompany eliminations...................  (41,122)  (22,956)  (20,465)
                                                   --------  --------  --------
        Total revenue............................. $754,057  $592,329  $499,232
                                                   ========  ========  ========
      Services.................................... $ 90,776  $ 55,302  $ 46,453
      Data Products...............................   15,370    15,664     8,878
      Information Technology Management...........   34,820    25,808    27,443
      Intercompany eliminations...................  (20,771)  (11,942)  (11,639)
      Corporate and other......................... (121,579)   (3,923)   (2,929)
                                                   --------  --------  --------
          Income (loss) from operations........... $ (1,384) $ 80,909  $ 68,206
                                                   ========  ========  ========
      Services.................................... $ 24,360  $ 17,901  $  7,900
      Data Products...............................   19,214    12,660     8,861
      Information Technology Management...........   20,039    16,547    14,046
      Corporate and other.........................      484     2,700     4,833
                                                   --------  --------  --------
          Depreciation and amortization........... $ 64,097  $ 49,808  $ 35,640
                                                   ========  ========  ========

                                                                   March 31,
                                                               -----------------
                                                                 1999     1998
                                                               -------- --------
      Services................................................ $427,210 $228,115
      Data Products...........................................  167,111  130,704
      Information Technology Management.......................  238,164  172,834
      Corporate and other.....................................   57,315  149,981
                                                               -------- --------
          Total assets........................................ $889,800 $681,634
                                                               ======== ========

(18) Selected Quarterly Financial Data (Unaudited)

   The table below sets forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):

                                              1st      2nd       3rd      4th
                                            quarter  quarter   quarter  quarter
                                            -------- --------  -------- --------
1999:
  Revenue.................................. $164,512 $180,030  $193,910 $215,605
  Income (loss) from operations............   20,321  (82,707)   25,958   35,044
  Net earnings (loss)......................   11,737  (60,548)   14,038   19,631
  Basic earnings (loss) per share..........      .16     (.79)      .18      .25
  Diluted earnings (loss) per share........      .14     (.79)      .16      .22
1998:
  Revenue.................................. $129,390 $141,739  $152,892 $168,308
  Income from operations...................   15,006   21,000    20,825   24,078
  Net earnings.............................    8,265   12,575    12,074   14,241
  Basic earnings per share.................      .11      .17       .16      .19
  Diluted earnings per share...............      .10      .15       .15      .17

                      ACXIOM CORPORATION AND SUBSIDIARIES

                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
                   Years ended March 31, 1999, 1998 and 1997
                                 (In thousands)

                                    Additions              Bad
                         Balance at charged to   Other    debts             Balance
                         beginning  costs and  additions written Bad debts  at end
                         of period   expenses   (note)     off   recovered of period
                         ---------- ---------- --------- ------- --------- ---------
1999:
  Allowance for doubtful
   accounts, returns and
   credits..............   $3,847     2,373        710    2,026     715     $5,619
                           ======     =====      =====    =====     ===     ======
1998:
  Allowance for doubtful
   accounts, returns and
   credits..............   $4,898     3,105        224    4,777     397     $3,847
                           ======     =====      =====    =====     ===     ======
1997:
  Allowance for doubtful
   accounts, returns and
   credits..............   $2,402     4,496      4,800    7,044     238     $4,898
                           ======     =====      =====    =====     ===     ======

Note--Other additions represent the valuation accounts acquired in connection with business combinations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 [ACXIOM LOGO]

                               ----------------

                                   PROSPECTUS

                               ----------------

                              ABN AMRO Rothschild
                      a division of ABN AMRO Incorporated

                              Merrill Lynch & Co.

                              Salomon Smith Barney

                            William Blair & Company

                            PaineWebber Incorporated

                             Robert W. Baird & Co.
                                    Incorporated

                                 Stephens Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      Securities and Exchange Commission registration fee............. $ 19,228
      National Association of Securities Dealers, Inc. fee............   18,762
      Nasdaq Stock Market listing fee.................................   17,500
      Printing expenses...............................................  100,000*
      Legal fees and expenses.........................................   85,000*
      Auditors' fees and expenses.....................................   60,000*
      Transfer Agent and Registrar fees...............................    2,500
      Miscellaneous expenses..........................................    7,010
                                                                       --------
          TOTAL....................................................... $310,000
                                                                       ========

     --------
     * Estimated

Item 15. Indemnification of Directors and Officers.

   Exculpation. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived an improper personal benefit.

   The Acxiom Certificate of Incorporation provides that, to the fullest extent permitted by Delaware corporate law, a director shall not be liable to Acxiom and its stockholders for monetary damages for a breach of fiduciary duty as a director.

   Indemnification. Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

   The Acxiom Certificate of Incorporation provides for indemnification of directors and officers of Acxiom against liability they may incur in their capacities as and to the extent authorized by Delaware corporate law.

   Insurance. Acxiom has in effect directors' and officers' liability insurance and fiduciary liability insurance. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

Item 16. Exhibits.

     Number                               Description
     ------                               -----------
      1        Form of Underwriting Agreement

     *3.1      Amended and Restated Certificate of Incorporation of the
               Registrant (previously filed as Exhibit 3(i) to Acxiom's
               Quarterly Report on Form 10-Q for the quarterly period ended
               June 30, 1996, Commission File No. 0-13163, and incorporated herein by reference).

     *3.2 Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3(b) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1991, Commission File No. 0-13163, and incorporated herein by reference).

     *4.1      Specimen Common Stock Certificate (previously filed as Exhibit
               4.1 to the Registrant's Registration Statement on Form S-4 (No.
               333-61639) filed August 17, 1998 and incorporated herein by reference).

     *4.2      Rights Agreement, dated January 28, 1998 between Acxiom and
               First Chicago Trust Company of New York (now First Chicago Trust
               Company, a division of EquiServe), as Rights Agent (the "Rights
               Agreement"), including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights
               Agreement, and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Registrant, included in Exhibit B to the Rights Agreement (previously filed as Exhibit
               4.1 to the Registrant's Current Report on Form 8-K dated
               February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

     *4.3      Amendment Number One, dated as of May 26, 1998, to the Rights
               Agreement (previously filed as Exhibit 4 to the Registrant's
               Current Report on Form 8-K dated June 4, 1998, Commission File
               No. 0-13163, and incorporated herein by reference).

     5 Opinion of Friday, Eldredge & Clark, LLP, regarding the validity of the securities being registered.

     23.1      Consent of KPMG LLP.

     23.2 Consent of Friday, Eldredge & Clark, LLP, (included in the opinion filed as Exhibit 5 to this Registration Statement and incorporated herein by reference).

     23.3      Consent of PricewaterhouseCoopers LLP.

     24        Powers of Attorney.

--------
*  incorporated herein by reference as indicated

Item 17. Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant also hereby undertakes that:

     (1) For purposes of determining any liability under the Act of the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Acxiom certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 18th day of June, 1999.

                                          Acxiom Corporation

                                              /s/ Catherine L. Hughes
                                          -------------------------------------
                                                  Catherine L. Hughes,
                                            (Secretary and Corporate Counsel)

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated, on the 18th day of June, 1999.

                 Signature                                     Title
                 ---------                                     -----


                    *                       Chief Financial Officer (principal
___________________________________________   financial officer and principal
            (Robert S. Bloom)                 accounting officer)

                    *                       Director
___________________________________________
             (Dr. Ann H. Die)

                    *                       Director
___________________________________________
          (William T. Dillard II)

                    *                       Director
___________________________________________
            (Harry C. Gambill)

                    *                       Chief Operating Officer, Treasurer and
___________________________________________   Director
             (Rodger S. Kline)

                    *                       Director
___________________________________________
      (Thomas F. (Mack) McLarty, III)

                    *                       Chairman of the Board and President
___________________________________________   (principal executive officer)
            (Charles D. Morgan)

                    *                       Director
___________________________________________
           (Robert A. Pritzker)

                    *                       Director
___________________________________________
             (James T. Womble)



     /s/ Catherine L. Hughes
*By: ________________________________
         Catherine L. Hughes
          (Attorney-in-Fact)

   Catherine L. Hughes, by signing her name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons, filed or to be filed with the Securities and Exchange Commission as supplemental information.

                               INDEX TO EXHIBITS

 Exhibit
 Number                                  Exhibit
 -------                                 -------
  1      Form of Underwriting Agreement.
 *3.1    Amended and Restated Certificate of Incorporation of the Registrant
         (previously filed as Exhibit 3(i) to Acxiom's Quarterly Report on Form
         10-Q for the quarterly period ended June 30, 1996, Commission File No.
         0-13163, and incorporated herein by reference).
 *3.2    Amended and Restated Bylaws of the Registrant (previously filed as
         Exhibit 3(b) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1991, Commission File No. 0-13163, and incorporated herein by reference).
 *4.1    Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639)
         filed August 17, 1998 and incorporated herein by reference).
 *4.2    Rights Agreement, dated January 28, 1998 between Acxiom and First
         Chicago Trust Company of New York (now First Chicago Trust Company, a
         division of EquiServe), as Rights Agent (the "Rights Agreement"),
         including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement, and the form of
         Certificate of Designation and Terms of Participating Preferred Stock
         of the Registrant, included in Exhibit B to the Rights Agreement
         (previously filed as Exhibit 4.1 to the Registrant's Current Report on
         Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).
 *4.3    Amendment Number One, dated as of May 26, 1998, to the Rights
         Agreement (previously filed as Exhibit 4 to the Registrant's Current
         Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).
  5      Opinion of Friday, Eldredge & Clark, LLP, regarding the validity of the securities being registered.
 23.1    Consent of KPMG LLP.
 23.2    Consent of Friday, Eldredge & Clark, LLP, (included in the opinion filed as Exhibit 5 to this Registration Statement and incorporated herein by reference).
 23.3    Consent of PricewaterhouseCoopers LLP.
 24      Powers of Attorney.

--------
*incorporated herein by reference as indicated